ENGINEERING YOUR SUCCESS.



Parker

Parker Hannifin Corporation Annual Report 2007

The Premier Diversified Motion & Control Company



$10.7 Billion in Revenues
900,000 Products
427,000 Customers
57,000 Employees
12,000 Distribution/MRO Outlets
1,200 Markets
287 Manufacturing Plants
125 Divisions



Cover Photo: Nevada Solar One Project
Solargenix Energy, a subsidiary of Spain's Acciona Group, relies on 760 Parker actuator systems (pictured left) to position more than 219,000 mirrors (pictured right) as they follow the sun across Nevada's desert sky and generate 64 megawatts of clean, renewable energy.

Special thanks to Acciona and Solargenix for their photo contributions.



This year, Parker achieved a major milestone by surpassing

$10 billion in revenues

for the first time in our history. What comes next promises to be even more exciting, as we partner with our customers around the world to increase their profitability. Because when our customers succeed, we succeed.



The Year in Review

NET SALES
Millions of Dollars


11,000
9,900
8,800
7,700
6,600
5,500
4,400
3,300
2,200
1,100
0
03
04
05
06
07

NET INCOME
Millions of Dollars


900
810
720
630
540
450
360
210
180
90
0
03
04
05
06
07

CASH FLOWS FROM OPERATING ACTIVITIES
Millions of Dollars


1,000
900
800
700
600
500
400
300
200
100
0
03
04
05
06
07

AVERAGE SALES/EMPLOYEE
Thousands of Dollars


200
180
160
140
120
100
80
60
40
20
0
03
04
05
06
07

FOR THE YEARS ENDED JUNE 30, (in thousands, except per share data)	2007	2006	2005
OPERATING DATA			
Net sales	$ 10,718,059	$ 9,385,888	$ 8,068,805
Gross profit	2,445,110	2,018,270	1,677,328
Net income	830,046	673,167	604,692
Net cash provided by operating activities	955,007	954,639	853,506
Net cash (used in) investing activities	(579,761)	(921,243)	(565,383)
Net cash (used in) financing activities	(378,529)	(194,192)	(137,538)
PER SHARE DATA			
Diluted earnings per share	$ 7.01	$ 5.57	$ 5.02
Dividends	1.04	.92	.78
Book value	40.71	35.46	28.14
RATIOS			
Return on sales	7.7%	7.2%	7.5%
Return on average assets	10.0	9.0	9.3
Return on average equity	18.5	17.8	19.1
Debt to debt-equity	21.4	21.1	22.5
OTHER			
Number of employees	57,338	57,073	50,019

Letter to Shareholders



Don Washkewicz, Chairman of the Board, Chief Executive Officer and President

By remaining focused on The Parker Win Strategy goals of premier customer service, financial performance and profitable growth, Parker employees around the world again delivered record results to shareholders, surpassing the $10 billion revenue milestone in the process.

Parker delivered record results in fiscal year 2007 by continuing to do what we do best: partnering with customers to drive their productivity and profitability. We are committed to our belief that when our customers and distributors are successful, we will be too. We've summed up what Parker stands for with a bold new tagline: **Engineering Your Success.** It appears on the cover of this year's annual report and will soon appear in all of our communication materials. Simply put, Engineering Your Success is our promise to customers around the world.

To ensure that we remain the kind of enterprise capable of delivering on this promise, we're using a proven tool: **The Parker Win Strategy.** Launched in 2001, The Parker Win Strategy provides the blueprint through which employees are engineering success in every aspect of our organization.

Record Levels of Success

Fiscal year 2007 was a year of outstanding achievements:

- Sales reached $10.7 billion, an increase of 14.2 percent over fiscal year 2006. Of the total growth amount, 5 percent was organic, 6 percent was from strategic acquisitions, and the remainder was from foreign currency exchange rates.
- Income from continuing operations increased 30 percent to a record $830.0 million compared with $638.3 million a year ago.
- Before including the recent three-shares-for-two stock split, diluted earnings per share from continuing operations were $7.01 compared to $5.28 a year ago.
- Net income as a percent of net sales reached an all-time record 7.7 percent.
- Cash flow from operations reached a record $955.0 million or 8.9 percent of sales.
- Parker's annual dividend increased for the 51st consecutive year, one of the top five longest records of dividend increases among the Standard & Poor's 500.
- Since the end of the fiscal year, we increased our quarterly dividend paid to shareholders by more than 21 percent, bringing our total quarterly dividend increase to more than 65 percent over the last three years.
- Return on invested capital of 21.9 percent placed Parker among the top quartile of our peers.
- Parker's stock price exceeded $100.00 a share on a pre-stock-split basis.
- The company also expanded and accelerated its share repurchases.

Profitable Global Growth

Each year, Parker aims to grow revenues by at least ten percent. We achieved that goal again this year through a **balanced mix of organic growth and growth through acquisitions.**

Winovation, our program for developing innovative new products that customers want, continued to deliver **breakthroughs**:

- Data-carrying smart seals in sections of oil rig drilling rods help sense the likelihood of finding oil or gas at any given site faster. Initial market potential: $20 million.
- Self cleaning, regenerative filtration systems that neutralize biological, nuclear and chemical contaminants. Initial market potential: $40 million.
- Microfluidic process controllers that control instruments in applications ranging from airport security to disease detection. Initial market potential: $50 million.

The company also continued to invest wisely in **acquisitions** that fit its motion and control technology portfolio.

- Acofab in France, Rayco Technologies in Singapore and Tecknit in the U.S. dramatically strengthened our global sealing and shielding platform.
- Cabett Subsea in the U.S and Rectus in Germany brought new technology and expanded distribution to our fluid and gas handling offering.
- Important product and regional niches were filled in climate control, filtration and hydraulics.

In addition, results from the acquisitions made a year ago continue to improve as integration activities are completed.

Taken together, our efforts have reshaped the company. Parker's revenues and profits are now more balanced geographically, as the accompanying chart illustrates. This makes the company's overall performance less susceptible to regional economic downturns when they occur. At the same time, we've kept our roughly 50/50 strategic mix between OEM and MRO business. We continue to apply Parker technologies in dozens of diverse markets.



FY 2001
Climate 9%
Aerospace 20%
Industrial North America 49%
Industrial International 22%
$6.0 Billion Revenues
FY 2007
Climate 10%
Aerospace 16%
Industrial North America 38%
Industrial International 36%
$10.7 Billion Revenues

Delivering Customer Success

As the leader in the motion and control industry, Parker strives to be our customers' **trusted partner**. These relationships are cultivated by listening closely to our customers and repeatedly providing them with value measured in real dollars: saved time, reduced waste, gained efficiency, expanded output, and increased profitability.

Customer trust is earned first by delivering quality products on-time. Parker's performance level is among the best in class and allows us to win business when competitors fall short.

Disciplined Strategic Acquisitions

A-FILTER ARLON, Filtration, Sweden
ACAL AIR CONDITIONING & REFRIGERATION, Climate Control, UK
ACOFAB SAS, Sealing & Shielding, France
AIRTEK, Filtration, US
CABETT SUBSEA, Fluid & Gas Handling, US
SERVICIOS METALCROM LIMITADA, Hydraulics, Chile
POWER COMPONENTS of MIDWEST INC., Hydraulics, US
RAYCO TECHNOLOGIES, Sealing & Shielding, Singapore
RECTUS AG, Fluid & Gas Handling, Germany
SSD DRIVES INDIA, Electromechanical, India
TECKNIT, Sealing & Shielding, US

No single company offers a more comprehensive family of motion and control products than Parker. Increasingly, customers are asking Parker to help engineer their success by combining our products into **complete systems**. In China, for example, our technologies are driving one of the largest marine dredge systems ever constructed there. In the U.S., our climate control expertise is providing subsystems for geothermal heating and cooling units. Other examples include emission-reducing fan drive systems for construction vehicles; flight, hydraulic, and fuel control systems for nearly every plane flying today; and a full suite of life science solutions for anesthesia delivery, drug discovery, minimally invasive surgery and biomedical waste disposal.

Parker's **ultimate competitive advantage** in serving customers has been built over more than sixty years: our global network of 12,000 distribution outlets that can provide our products nearly anytime, anywhere. Our relationships with distributors have never been stronger. Parker continues to give them the products, services and training they need to grow their businesses and ours. One of our fastest growing innovations, the **ParkerStore**, provides distributors with a tool to reach the walk-in MRO or "industrial retail" marketplace untapped by competitors.

ParkerStore

In sum, we follow our customers around the world and do what it takes to engineer their success. Centralized country sales offices, market-specific sales teams, on-site service centers, online tools and inventory management programs are among the many tools at our customers' disposal. We believe that no company in our industry is better than Parker at providing customers with local engineering, local products and local service.

Building Greater Performance

The Win Strategy's initiatives drive excellence on the fundamentals of purchasing, manufacturing and pricing. While Parker has already realized tremendous benefits from each of these initiatives, it is clear that there is still much to be gained.

Parker's strategic procurement initiative continues to deliver millions of dollars in savings. We partner with key suppliers, rewarding them with larger orders and long term business in exchange for continuous supply chain improvements. These agreements help us plan for and mitigate swings in the costs of raw materials.

Lean Enterprise is the way we operate our company around the world. Tools such as standard work, value stream mapping, visual controls and error proofing are used to meet objective, measurable goals. As these tools are applied, inventory levels and capital expenditures go down while productivity, quality and return on net assets improve. We continue to see especially dramatic results as we introduce lean to recently acquired companies. Lean is also taking hold in the office as areas such as finance, legal, and marketing reduce waste and improve productivity.

In terms of **pricing**, Parker has become adept at capturing the full value we provide our customers. Our ability to do just that was profiled in a front page *Wall Street Journal* article earlier this year.

These efforts are yielding results. Most telling is Parker's margin improvement outside of North America. A dollar of sales internationally today yields nearly the same level of profit as the rest of our industrial business. Regional downturns should no longer affect Parker as dramatically as they once did.

Empowered Employees Drive Success

At Parker, we trust that the people closest to the work know best how to improve their processes. The company's decentralized structure allows employees to be entrepreneurial, reacting as they see fit to sudden or emerging opportunities to grow the business.

We continue to develop a diversified group of leaders at all levels of the organization. Perhaps the best example of our bench strength: the seamless management transition following the retirement of President and Chief Operating Officer Nick Vande Steeg. Proven leaders Lee Banks, Bob Barker and Tom Williams were each named Senior Vice President and Operating Officer to build on what's already been done and to lead Parker into the future.

More Success to Come

Fiscal year 2007 was a great year at Parker. Our stock price reached record levels. Total shareholder return has outpaced the S&P 500 and S&P Industrial indices over three, five and ten years. Yet, employees throughout the organization insist **"the best is yet to come."** I know they are right.

Parker's future goals include:

- Continued #1 position in the global motion and control market
- Compound revenue growth rate of greater than 10 percent
- Top quartile return on invested capital among our peer group
- Market share of 20 percent
- Continued dividend growth
- Technology leadership and a continuous flow of innovative new products

What may be most exciting is that our target market potential has greatly expanded. This year we completely reassessed our market opportunities to account for the effects of recent acquisitions and internal technology developments. Our true opportunity is now more than double previous assessments.

We feel it will be hard for our competitors to match the continued success of Parker because of our technologies, our diversification, our structure and our people. The need for Parker products and technologies continues to grow. Wherever the standard of living is increasing, Parker is there to satisfy basic needs in the areas of energy, food and water, healthcare, infrastructure and the environment. With each succeeding year, we are proving that our success is predictable and repeatable. Management incentives are aligned to maximize shareholder value. **The future is bright.** On behalf of our employees, I thank you, our shareholders, for giving us the opportunity to engineer your success.

Sincerely,

Donald E. Washkewicz
Chairman, CEO and President


Parker's Win Strategy
Vision
The #1 Motion & Control Company
Goals
#1 Premier Customer Service
Financial Performance
Profitable Growth
STRATEGIES
Delivery of Quality Products on Time
Value Added Services
Best Systems - PHconnect
Suppliers: Strategic Procurement
Operations: Lean
Customers: Strategic Pricing
European Initiatives
Internal
Globalization
Innovative Products
Systems Solutions
Strong Distribution
Empowered Employees

△ The Win Strategy gives clarity to our people and operations around the world. Our vision of being the #1 motion and control company rests on the strategy's pillars of premier customer service, financial performance and profitable growth.



Customer Success

Premier customer service always comes first at Parker. We collaborate with our customers to engineer solutions that improve their profitability and reduce complexity. We look at their entire operation to integrate systems that add long-term value.

Parker's global presence supports on-time delivery and on-site services that speed customers' operations. We provide audits that target specific operating costs and advise customers of ways to reduce their spend. We help to improve customers' performance by listening to the challenges they face and knowing the markets they serve. Our market-focused sales forces provide relevant expertise to customers.

Custom products are typical, subsystems are practical, and engineered systems celebrated. We are in the business of accommodating our customers. If our standard offering doesn't meet the needs of a particular application, our engineers work side by side with the customer until the problem is solved. Parker provides motion and control technologies and systems, bringing together all of our specialized operations.



△ **Refrigerated Large Capacity Dryers**
Custom large capacity dryers for compressed air are tested and approved by China Steel Corporation at Parker's Domnick Hunter Hiross facility in S. Angelo di Piove, Italy.



Flight Controls for Light Jets
Subsystem contracts are increasingly awarded to Parker based on our reputation for quality.



Protecting Patients' Health
Parker and French customer Anios filter water used for surgical hand washing and showering of immuno-compromised patients to minimize risk of hospital acquired illnesses.



Demanding Performance
Herrenknecht, of Germany, relies on Parker to plumb its utility tunneling and geothermal exploration equipment.



Significant Energy Savings
Aluminum manufacturers in Dubai and Russia reduce operating costs by using less compressed air with Parker cylinders.



△ **Infrastructure Construction and Maintenance**
Here in Shanghai, China and around the world, we make it possible to connect with people, whether it be through building infrastructure or enabling telecommunications.


Parker Store

ParkerStore Retail Locations
Our distributor-owned ParkerStores serve the vast, global MRO market. Thousands of products are available in The Parker Book, an MRO specific catalog.



Optimizing Wind Power
In Denmark, leading wind turbine companies use Parker hydraulics exclusively.



Local Customer Service
An acquired Chilean manufacturer increased Parker's market share in the region's mining industry.



Safe Alternate Energy
Nuclear energy is re-emerging with millions of dollars of Parker products supporting safe operation.



Global Success

Parker continues to expand its global footprint through strategic acquisitions and organic growth. We've achieved a geographic sales balance unparalleled in the company's history. We've organized our operations to achieve comparable margins anywhere in the world. Parker's global reach enables us to serve global OEMs with local manufacturing and around-the-clock customer service.

Our loyal, 12,000-location strong, distribution network gives customers personalized access to Parker's capabilities worldwide. Customers are able to take advantage of on-site service and engineering expertise, as well as inventory management programs.

By establishing operations close to our customers, we're enjoying growth in every region of the world. Ongoing improvements in the standard of living worldwide mean the demand for our technologies should steadily increase. We add new talent and capabilities with each company that joins us in our quest to remain the global leader in motion and control.



△ **Consumer Entertainment Market**

Parker helps flat panel television manufacturers keep up with growing Asian consumer demand by providing gantry systems that position panels during the fabrication process.



Flexible Drives
This AC adjustable speed drive features a modular design, easing installation and maintenance.



Smart Syringes
Our fluidic dispensing systems enable precise liquid metering for the drug discovery and life science markets.



Public Safety
Contaminants are eliminated from municipal water systems with the help of Parker's instant monitoring systems.



Intelligent Pumps
In aerospace applications, our pumps adjust flow and pressure in response system demand for optimum efficienc



Technology Success

At Parker, we employ our motion and control technologies to improve the quality of life for people everywhere. We team with our customers to find new ways to develop infrastructure, save energy, reduce pollution, improve safety, and promote health.

Our intelligent systems communicate with operators, providing information to support reliable performance. Our integration of electronics allows us to create smart products and systems that sense, diagnose and respond automatically, eliminating human error. We integrate functions that help to reduce our customers' down-time and improve their productivity.

Parker's systematic approach to innovation, called **Winovation**, gives our engineers the framework to develop solutions customers want. Winovation promotes the development of breakthrough products and ensures their ultimate success. We strive to deliver technology our customers need instead of just filling out product lines.

Our access to world markets and available cash makes us an attractive partner for emerging technology companies. We develop partnerships with start-up companies to benefit our customers with progressive technology.



Operational Success

Our **Win Strategy** focuses on customer service, financial performance and profitable growth, and provides consistency throughout Parker's decentralized organization. Our 57,000 employees have achieved productivity gains, improved on-time delivery, and decreased inventory levels.

We've optimized our manufacturing globally, with fewer plants and higher utilization. Our efforts have put Parker's international operating margins nearly on par with those in North America. We've educated many of our suppliers, distributors and customers on the advantages of lean operations as well. Our pricing model now captures all of the value we provide in our products. We continue to leverage strategic contracts to maintain a healthy supply chain. Still, we have much more to accomplish by executing each initiative in the Win Strategy.

Parker has recently implemented programs to support innovative products on both ends of our Winovation process: **Winmap**, our marketing-focused program; and **Winvalue**, our sales-based program. These new processes will work well to complement the Win Strategy initiatives, leveraging the strength of Parker with well thought-out plans for the application of our technology.


Parker

△ **Kaarst, Germany Sales Company**
Our strategically located sales companies pull Parker systems together for customers, bringing our global capabilities to local markets with local people.



Lean Enterprise
Our manufacturing operations are increasingly productive, and we're using lean methodologies to streamline our functional business processes.



Procurement Improvements
Parker worked with a supplier to reduce the weight of this pump by 30 percent with a redesign of its iron castings.



Immediate Response
In the aerial lift market, we deliver products direct to the assembly line and enjoy sole source agreements with leading global providers.



Phastite Fitting
This virtually indestructible fitting emerged from our Winovation process, which guides strategic product development.

Financial Success

Total Shareholder Return

Annual Equivalent


S&P 500
S&P 500 Industrials
Parker
25%
20%
15%
10%
5%
0%
20%
17%
11%
3 Year
5 Year
10 Year
Years Ending June 30, 2007

Total shareholder return assumes stock price appreciation and reinvestment of dividends. In FY2007, Parker total shareholder return was 28 percent, or 35 percent higher than the S&P 500.

Our Return on Net Assets Goal


RONA GOAL
07
06
05
04
03
% of Return on Sales
Net Assets/Sales

Continued Above-the-Line Performance in 2007 – Return on Net Assets is a common metric throughout the company, providing a standard for how efficiently and productively each operating unit employs the average dollar invested in assets. To reach Parker's internally established benchmark, the RONA Goal line, operations must successfully balance investments in assets with profitable sales growth. Since the launch of the Win Strategy, Parker has steadily moved toward the goal, reaching the line in 2005 and eclipsing it in 2006 and 2007.

Over the last six years, Parker's Win Strategy has driven the company's financial performance to a higher level. As our employees continue to execute our Win Strategy, we will continue to operate from a position of financial strength, enabling us to invest in strategic new opportunities, grow our business, and provide strong returns to our shareholders.

Parker Return on Invested Capital Versus Peers*


Peers
Parker
36.0%
34.5%
26.4%
24.4%
PARKER 21.9%
20.8%
20.7%
20.5%
20.1%
18.9%
18.8%
17.2%
16.9%
16.9%
16.3%
13.1%
12.9%
12.1%
11.4%
0%
5%
10%
15%
20%
25%
30%
35%
40%
Return on Invested Capital %

Strong ROIC Performance in 2007 – Our ROIC continues to outpace our weighted average cost of capital, creating value for our shareholders.

*Return on Invested Capital = [Pretax income from Continuing Operations + Interest Expense] / [Average Debt + Average Equity]. Parker's ROIC peers include (identified by stock symbol) CAT, CBE, CMI, DE, DHR, DOV, EMR, ETN, FLS, GR, HON, IR, ITT, ITW, PLL, ROK, SPW, and TXT. Peer data is from most recent 10-K filings.

FINANCIAL REVIEW



FIVE-YEAR COMPOUND SALES GROWTH
— Goal: 10%
15.0%
10.0%
5.0%
03 04 05 06 07
RETURN ON SALES
— Goal: 6.5%
9.0%
6.0%
3.0%
03 04 05 06 07
AVERAGE ASSETS/ SALES
— Goal: $.80
$1.20
$.80
$.40
03 04 05 06 07
RETURN ON AVERAGE EQUITY
— Goal: 15.0%
24.0%
16.0%
8.0%
03 04 05 06 07
DIVIDEND PAYOUT RATIO
— Goal: 25.0%
75.0%
50.0%
25.0%
03 04 05 06 07

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

The Company is a leading worldwide diversified manufacturer of motion control products and systems, providing precision engineered solutions for a wide variety of commercial, mobile, industrial and aerospace markets.

The Company's order rates provide a near-term perspective of the Company's outlook particularly when viewed in the context of prior and future order rates. The Company has historically published its order rates on a monthly basis. However, beginning in fiscal 2008, the Company will publish order rates on a quarterly basis in order to more effectively characterize the longer term trends of the Company's markets. The lead time between the time an order is received and revenue is realized can range from one day to 12 weeks for commercial, mobile and industrial orders and from one day to 18 months for aerospace orders. The Company believes the leading economic indicators of these markets that have a strong correlation to the Company's future order rates are as follows:

- Institute of Supply Management (ISM) index of manufacturing activity with respect to North American commercial, mobile and industrial markets,
- Purchasing Managers Index (PMI) on manufacturing activity with respect to most International commercial, mobile and industrial markets, and
- Aircraft miles flown and revenue passenger miles for commercial aerospace markets and Department of Defense spending for military aerospace markets.

An ISM and PMI index above 50 indicates that the manufacturing economy is expanding resulting in the expectation that the Company's order rates in the commercial, mobile and industrial markets should be positive year-over-year.

The ISM index at the end of fiscal 2007 was 56.0 and the most recent PMI for the Eurozone countries was 54.1. With respect to the aerospace market, aircraft miles flown and revenue passenger miles in 2007 have shown moderate improvement over comparable fiscal 2006 levels and the Company expects continued improvement in fiscal 2008. The Company anticipates that Department of Defense spending in fiscal 2008 will be about 2 percent higher than the fiscal 2007 level.

The Company also believes that there is a high correlation between interest rates and Industrial manufacturing activity. The Federal Reserve did not change the federal funds rate during fiscal 2007 but did raise the federal funds rate eight times during fiscal 2006. Increases in the federal funds rate typically have a negative impact on industrial production thereby lowering future order rates while decreases in the federal funds rate typically have the opposite effect.

The Company's major opportunities for growth are as follows:

- Leverage the Company's broad product line with customers desiring to consolidate their vendor base and outsource system engineering,
- Marketing systems solutions for customer applications,
- Expand the Company's business presence outside of North America,
- New product introductions, including those resulting from the Company's innovation initiatives,
- Completing strategic acquisitions in a consolidating motion and control industry, and
- Expanding the Company's vast distribution network.

The financial condition of the Company remains strong as evidenced by the continued generation of substantial cash flows from operating activities, which were $955 million or 8.9 percent of sales in fiscal 2007, a debt to debt-equity ratio of 21.4 percent, ample borrowing capabilities and strong short-term credit ratings.

Acquisition opportunities remain available to the Company within its target markets. During fiscal 2007, the Company completed 11 acquisitions whose aggregate incremental annual revenues were approximately $260 million. The Company believes that future financial results will reflect the benefit of a fast and efficient integration of the companies recently acquired. Acquisitions will continue to be considered from time to time to the extent there is a strong strategic fit, while at the same time, maintaining the Company's strong financial position. The Company will also continue to assess the strategic fit of its existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term fit for the Company. Future business divestitures could have a negative effect on the Company's results of operations.

The Company routinely strives to improve customer service levels and manage changes in raw material prices and expenses related to employee health and welfare benefits. The Company is currently focused on maintaining its financial strength through the current Industrial North American slowdown, especially in the automotive, heavy-duty truck and construction markets. The Company has in place a number of strategic financial performance initiatives relating to growth and margin improvement in order to meet these challenges, including strategic procurement, strategic pricing, lean enterprise, product innovation and business realignments.

The discussion below is structured to separately discuss each of the financial statements presented on pages 22 to 25. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company's operating performance over the last three fiscal years.

(millions)	2007	2006	2005
Net sales	**$10,718**	$ 9,386	$ 8,069
Gross profit margin	**22.8%**	21.5%	20.8%
Selling, general and administrative expenses	**$ 1,227**	$ 1,037	$ 860
Interest expense	**83**	76	67
Other (income) expense, net	**(7)**	(9)	8
(Gain) loss on disposal of assets	**(17)**	15	4
Effective tax rate from continuing operations	**28.4%**	29.1%	27.8%
Income from continuing operations	**$ 830**	$ 638	$ 533
Income from continuing operations, as a percent of sales	**7.7%**	6.8%	6.6%
Discontinued operations		$ 35	$ 72
Net income	**$ 830**	$ 673	$ 605

NET SALES in 2007 were 14.2 percent higher than 2006. The increase in sales in 2007 primarily reflects higher volume experienced across all Segments. Acquisitions completed within the last 12 months contributed about 45 percent of the net sales increase. The effect of currency rate changes increased net sales by approximately $241 million.

Net sales in 2006 were 16.3 percent higher than 2005. The increase in sales in 2006 primarily reflects higher volume experienced across all Segments. Acquisitions completed within the last 12 months contributed about one-half of the net sales increase. The effect of currency rate changes reduced net sales in 2006 by approximately $38 million.

During 2007, the Company experienced strong business conditions in several of the markets of the Industrial International businesses and the Aerospace Segment. Softer business conditions were experienced in a number of markets of the Industrial North America businesses and the Climate & Industrial Controls Segment. For 2008, the Company expects the strong business conditions experienced in the Industrial International businesses and the Aerospace Segment to continue while business conditions in a number of the markets in the Industrial North American operations and Climate & Industrial Controls Segment will continue to be soft.

GROSS PROFIT MARGIN was higher in 2007 primarily due to a combination of the increase in sales and the effects of the Company's financial performance initiatives, especially in the Industrial International businesses. Current-year acquisitions, not yet fully integrated, negatively affected the current-year gross margin. The higher margins in 2006 were primarily due to a combination of the increase in sales as well as the effects of the Company's financial performance initiatives, especially in the areas of lean manufacturing and strategic procurement.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased 18.3 percent in 2007 primarily due to the higher sales volume, as well as higher expenses related to research and development, incentive compensation and professional fees.

INTEREST EXPENSE increased in 2007 primarily due to higher average debt outstanding as well as higher interest rates, primarily on commercial paper borrowings. Interest expense increased in 2006 as a result of higher average debt outstanding resulting from an increase in borrowings used to fund 2006 acquisition activity.

(GAIN) LOSS ON DISPOSAL OF ASSETS includes plant and equipment disposals, divestitures of businesses and miscellaneous asset adjustments.

(millions)	2007	2006	2005
Plant and equipment disposals	**$(11)**	$(1)	$3
Divestitures	**(6)**	10	
Asset adjustments		6	1

The amount for divestitures in 2007 primarily relates to the final accounting for a business divested in 2002. The amount for divestitures in 2006 primarily relates to the sale of the Thermoplastics division.

EFFECTIVE TAX RATE FROM CONTINUING OPERATIONS was lower in 2007 primarily due to a higher amount of research and development tax credits received in 2007 as compared to 2006. The effective tax rate in 2006 was higher primarily due to a lower level of research and development tax credits as compared to 2005, partially offset by the effect of tax planning initiatives. In August 2007, a new German tax rate was enacted. The effect of the new tax rate will be accounted for as a discrete tax item in the first quarter of fiscal 2008 resulting in a tax benefit of approximately $7 million.

INCOME FROM CONTINUING OPERATIONS – In addition to the individual income statement items discussed above, the Company's qualified defined benefit plans positively affected net income in 2007 by a decrease in expense of approximately $21 million and adversely affected net income in 2006 by an additional expense of approximately $19 million, both primarily due to changes in actuarial assumptions and the amortization of actuarial losses. Net income in 2008 is expected to be positively affected by a decrease in pension expense related to the Company's qualified defined benefit plans of approximately $14 million, primarily due to changes in actuarial assumptions and lower expense from the amortization of prior years' actuarial losses.

DISCONTINUED OPERATIONS represents the operating results and related gain on the sale, net of tax, of the Astron Buildings business which was divested in August 2005 and the Wynn's Specialty Chemical business which was divested in December 2004.

OTHER COMPREHENSIVE INCOME (LOSS) – Items included in other comprehensive income (loss) are gains and losses that under generally accepted accounting principles are recorded directly into stockholders' equity. The following are the Company's items of other comprehensive income (loss):

(millions)	2007	2006	2005
Foreign currency translation	**$ 120**	$ 104	$ 13
Net unrealized gains (losses)		5	(18)
Minimum pension liability prior to the adoption of FAS 158	**222**	167	(154)

The change in foreign currency translation in 2007 and 2006 primarily resulted from the weakening of the U.S. dollar against most other currencies. See Note 10 to the Consolidated Financial Statements for discussion of the minimum pension liability.

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making. See Note 1 to the Consolidated Financial Statements for a description of the Company's reportable business segments.

Industrial Segment

(millions)	2007	2006	2005
Sales			
North America	**$4,064**	$3,993	$ 3,517
International	**3,901**	2,903	2,398
Operating income			
North America	**598**	597	468
International	**533**	354	267
Operating income as a percent of sales			
North America	**14.7%**	15.0%	13.3%
International	**13.7%**	12.2%	11.1%
Backlog	**$1,393**	$ 1,178	$ 944
Assets	**6,669**	6,154	4,714
Return on average assets	**17.7%**	17.5%	16.4%

Sales in 2007 for the Industrial North American operations were 1.8 percent higher than 2006 following a 13.6 percent increase from 2005 to 2006. Acquisitions accounted for all of the sales increase in 2007. Excluding acquisitions, sales were lower in 2007 as a result of lower end-user demand experienced in several markets, most notably automotive, heavy-duty truck and construction. The sales increase from 2005 to 2006 was primarily due to acquisitions as well as higher end-user demand experienced in virtually all markets, with the largest increases in heavy-duty truck, construction and oil and gas.

Sales in the Industrial International operations increased 34.4 percent in 2007 following an increase of 21.0 percent from 2005 to 2006. The sales increase in 2007 was primarily due to acquisitions, which accounted for about 40 percent of the sales increase, as well as higher volume in Europe, Latin America and the Asia Pacific region. Foreign currency rate changes, primarily the weakening of the U.S. dollar against the Euro, increased net sales in 2007 by $222 million. The increase in sales from 2005 to 2006 was primarily due to acquisitions, which accounted for about 70 percent of the sales increase, as well as higher volume in Europe and the Asia Pacific region.

The lower Industrial North American operating margins in 2007 were primarily due to the lower volume, higher business realignment charges and higher raw material costs more than offsetting margin improvement from lean manufacturing initiatives. The higher Industrial North American operating margins in 2006 were primarily due to the increased sales volume as well as operating efficiencies. Acquisitions, not yet fully integrated, negatively impacted margins in both 2007 and 2006. Included in Industrial North American operating income in 2007, 2006 and 2005 are business realignment charges of $9.8 million, $5.4 million and $3.7 million, respectively. The business realignment charges resulted from actions the Company took to structure the Industrial North American operations to operate in their then current economic environment and primarily consisted of severance costs and costs relating to the consolidation of manufacturing operations.

The Industrial International operating margin improvement in 2007 and 2006 was primarily due to the higher sales volume, especially throughout all businesses in Europe, as well as the effects of the Company's financial performance initiatives. Acquisitions, not fully integrated, negatively impacted margins in 2007 and 2006. Operating income in 2007, 2006 and 2005 included $8.9 million, $10.3 million and $9.9 million, respectively, of business realignment charges that were taken to appropriately structure primarily the European operations.

The Company anticipates Industrial North American sales for 2008 will exceed the 2007 level by about one percent and Industrial International sales for 2008 will exceed the 2007 level by about 9.5 percent. Industrial North American operating margins in 2008 are expected to range from 14.5 percent to 14.9 percent and Industrial International margins are expected to range from 14.0 percent to 14.4 percent. The Company expects to continue to take actions necessary to structure appropriately the Industrial Segment operations to operate in their current economic environment. Such actions may include the necessity to record business realignment charges in 2008.

The increase in total Industrial Segment backlog in 2007 was primarily due to higher order rates in the Industrial International businesses. The increase in backlog in 2006 was primarily due to acquisitions, which contributed about one-half of the increase, as well as higher order rates in both the Industrial North American and Industrial International businesses.

The increase in assets in 2007 and 2006 was primarily due to current-year acquisitions and the effect of currency fluctuations partially offset by a decrease in property, plant and equipment.

AEROSPACE SEGMENT

(millions)	2007	2006	2005
Sales	**$ 1,685**	$ 1,505	$ 1,359
Operating income	**270**	221	199
Operating income as a percent of sales	**16.0%**	14.7%	14.7%
Backlog	**$ 1,359**	$ 1,328	$ 1,229
Assets	**779**	748	658
Return on average assets	**35.4%**	31.4%	30.8%

Sales in 2007 increased 12.0 percent compared to an increase of 10.7 percent from 2005 to 2006. The increase in sales in both 2007 and 2006 was primarily due to an increase in both commercial original equipment manufacturer (OEM) and aftermarket volume. Sales in 2006 also benefited from higher military market volume.

The higher margins in 2007 were primarily due to the increased volume, with a higher concentration of sales occurring in the aftermarket businesses. Operating margin in 2006 remained at the 2005 level primarily due to a higher concentration of 2006 sales occurring in the commercial and military OEM businesses as well as higher engineering costs incurred in 2006 for new programs.

Shipments in 2007 were about the same as order rates resulting in a slight change in backlog from 2006. The increase in backlog in 2006 was primarily due to higher order rates experienced in both the commercial and military businesses. For 2008, sales are expected to remain at or be slightly higher than in 2007 and operating margins are expected to range from 15.7 percent to 16.1 percent. Heavier concentration of commercial OEM volume in future product mix could result in lower margins.

The increase in assets in 2007 and 2006 was primarily due to increases in accounts receivable and inventory. A portion of the increase in assets in 2006 was also attributable to an acquisition.

CLIMATE & INDUSTRIAL CONTROLS SEGMENT

(millions)	2007	2006	2005
Sales	**$ 1,068**	$ 985	$ 794
Operating income	**82**	83	75
Operating income as a percent of sales	**7.7%**	8.5%	9.4%
Backlog	**$ 183**	$ 190	$ 131
Assets	**831**	812	696
Return on average assets	**10.0%**	11.0%	14.2%

Sales in 2007 increased 8.4 percent compared to a 24.0 percent increase in sales from 2005 to 2006. The increase in sales in 2007 was primarily due to acquisitions, which accounted for almost 70 percent of the increase. The increase in sales in 2006 was primarily due to acquisitions, which accounted for about one-half of the sales increase, as well as higher end-user demand in the residential air conditioning market, which was driven by energy efficiency legislation. The lower margins in 2007 were primarily due to product mix, increased raw material costs as well as costs incurred to integrate recent acquisitions. The lower margins in 2006 were primarily due to manufacturing inefficiencies related to plant relocations and integration costs related to acquisitions. Operating income in 2006 included $3.6 million of business realignment charges.

The Company anticipates sales in 2008 to remain at or be slightly higher than in 2007 and operating margins in 2008 to be in a range of 7.8 percent to 8.2 percent.

The increase in assets in 2007 and 2006 was primarily due to acquisitions and an increase in inventory partially offset by a decline in property, plant and equipment. The increase in 2006 was also due to an increase in accounts receivable.

Corporate assets decreased 64.7 percent in 2007 and 42.2 percent in 2006. The fluctuation in 2007 is primarily due to a decrease in prepaid pension cost resulting from the adoption of a new accounting pronouncement and a decrease in cash. The fluctuation in 2006 is primarily due to a decrease in cash partially offset by an increase in investments and a decrease in inventory reserves.

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company's financial position at year-end, compared with the previous year-end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.

(millions)	2007	2006
Accounts receivable	**$1,738**	$1,592
Inventories	**1,266**	1,183
Plant and equipment, net	**1,736**	1,694
Investments and other assets	**469**	859
Goodwill	**2,254**	2,010
Intangible assets, net	**596**	471
Accounts payable, trade	**789**	771
Shareholders' equity	**4,712**	4,241
Working capital	**$1,461**	$1,458
Current ratio	**1.76**	1.87

ACCOUNTS RECEIVABLE are primarily receivables due from customers for sales of product ($1,560.2 million at June 30, 2007 and $1,475.9 million at June 30, 2006). The current-year increase in accounts receivable is primarily due to acquisitions as well as a higher level of sales experienced in the latter part of the current fiscal year as compared to fiscal 2006. Days sales outstanding relating to trade receivables for the Company decreased to 49 days in 2007 from 51 days in 2006.

INVENTORIES increased primarily due to acquisitions. Days supply of inventory on hand increased to 62 days in 2007 from 60 days in 2006.

PLANT AND EQUIPMENT, NET of accumulated depreciation, increased in 2007 primarily due to plant and equipment acquired in current-year acquisitions partially offset by depreciation expense exceeding capital expenditures.

GOODWILL increased primarily as a result of current-year acquisitions.

INTANGIBLE ASSETS, NET consist primarily of patents, trademarks and customer lists. Intangible assets, net increased primarily due to current-year acquisitions.

INVESTMENTS AND OTHER ASSETS decreased due to the effect of the adoption of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" as discussed in Note 1 to the Consolidated Financial Statements.

ACCOUNTS PAYABLE, TRADE increased slightly due to acquisitions.

ACCRUED PAYROLLS AND OTHER COMPENSATION increased to $376.7 million from $297.0 million primarily due to higher incentive compensation accruals and acquisitions.

ACCRUED DOMESTIC AND FOREIGN TAXES increased to $152.7 million in 2007 from $140.4 million in 2006 primarily due to higher taxable income in 2007.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS decreased $457.1 million in 2007. The change in this amount is explained further in Note 10 to the Consolidated Financial Statements.

NET DEFERRED INCOME TAXES increased $34 million over the prior year and are discussed further in Note 4 to the Consolidated Financial Statements.

SHAREHOLDERS' EQUITY – The change in shareholders' equity is explained in Note 12 to the Consolidated Financial Statements.

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities.

A summary of cash flows follows:

(millions)	2007	2006	2005
Cash provided by (used in):			
Operating activities	**$ 955**	$ 955	$ 853
Investing activities	**(579)**	(921)	(565)
Financing activities	**(379)**	(194)	(138)
Effect of exchange rates	**4**	(4)	2
Net increase (decrease) in cash and cash equivalents	**$ 1**	$ (164)	$ 152

CASH FLOWS FROM OPERATING ACTIVITIES – Cash provided by operating activities in 2007 was comparable to the prior year. The current-year increase in net income was primarily offset by cash used to fund the Company's qualified defined benefit plans. Cash flow from working capital items decreased in 2007 primarily due to an increase in cash flow used by inventories, accounts payable, trade and accrued domestic and foreign taxes offset by a decrease in cash flow used by accounts receivable and an increase in cash flow provided by accrued payrolls and other compensation.

CASH FLOWS USED IN INVESTING ACTIVITIES – The decrease in the amount of cash used in investing activities in 2007 is primarily due to a decrease in acquisition activity partially offset by the absence of proceeds from the sale of businesses. Refer to Note 2 to the Consolidated Financial Statements for a summary of net assets of acquired companies at their respective acquisition dates.

CASH FLOWS FROM FINANCING ACTIVITIES – The increase in cash used in financing activities from the prior year is due to common share activity which used cash of $364.3 million in 2007 compared to providing cash of $16.9 million in 2006. Common share activity primarily involves the exercise of stock options and the repurchase of shares of the Company's common stock for treasury. The change in common share activity in 2007 is primarily due to a higher level of repurchases of the Company's common stock for treasury during 2007 as compared to 2006. In August 2007, the Company entered into an accelerated stock repurchase agreement. See Notes 8 and 11 to the Consolidated Financial Statements for further discussion.

Dividends have been paid for 228 consecutive quarters, including a yearly increase in dividends for the last 51 fiscal years. The current expected annual dividend rate, before giving effect to the stock split authorized in August 2007, is $1.26 per share.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of no more than 37 percent.

Debt to Debt-Equity Ratio (dollars in millions)	2007	2006
Debt	**$ 1,285**	$ 1,132
Debt & Equity	**5,997**	5,373
Ratio	**21.4%**	21.1%

The Company has the availability to issue securities under its universal shelf registration statement. Securities that may be issued under this shelf registration statement include debt securities, common stock, serial preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

As of June 30, 2007, the Company has a line of credit totaling $1,025 million through a multi-currency revolving credit agreement with a group of banks. The Company has the right, no more than once a year, to increase the facility amount, in minimum increments of $25 million up to a maximum facility amount of $1,250 million. The credit agreement expires October 2011, however the Company has the right to request a one-year extension of the expiration date on an annual basis. The credit agreement supports the Company's commercial paper note program, which is rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. These ratings are considered investment grade. The revolving credit agreement contains provisions that increase the facility fee of the credit agreement in the event the Company's credit ratings are lowered. A lowering of the Company's credit ratings would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company seeks to minimize its total cost of borrowing and therefore uses its commercial paper note program as its primary source of working capital liquidity. The primary alternative source of borrowing for working capital liquidity is the committed line of credit, which typically bears a higher cost of borrowing.

The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the credit agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At the Company's present rating level, the most restrictive financial covenant provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2007, the ratio of secured debt to net tangible assets was less than one percent. The Company is in compliance with all covenants and expects to remain in compliance during the term of the credit agreements and indentures.

Based upon the Company's past performance and current expectations, management believes the cash flows generated from future operating activities should provide adequate funds to support internal growth and continued improvements in the Company's manufacturing facilities and equipment. The Company's worldwide financial capabilities may be used to support planned growth, dividend payments and share repurchases, as needed. The Company regularly considers acquisition opportunities and additional borrowings may be used to finance acquisitions completed in 2008.

CONTRACTUAL OBLIGATIONS – The following table summarizes the Company's fixed contractual obligations.

In thousands	Payments due by period				
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (Note 9)	$ 1,148,935	$ 59,019	$ 59,709	$ 419,867	$ 610,340
Interest on long-term debt	312,828	50,405	93,301	79,451	89,671
Operating leases (Note 9)	222,022	64,385	75,733	30,527	51,377
Retirement benefits (Note 10)	1,601,580	160,316	260,339	293,908	887,017
Total	$3,285,365	$334,125	$489,082	$ 823,753	$1,638,405

Quantitative and Qualitative Disclosures About Market Risk

The Company enters into forward exchange contracts and costless collar contracts to reduce its exposure to fluctuations in related foreign currencies. The total carrying amount and fair value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company's financial position, liquidity or results of operations.

The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt existing at June 30, 2007 by approximately $2.1 million.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The policies discussed below are considered by management to be more critical than other policies because their application places the most significant demands on management's judgment.

REVENUE RECOGNITION – Substantially all of the Industrial Segment and Climate & Industrial Controls Segment revenues are recognized when the risks and rewards of ownership and title to the product have transferred to the customer. This generally takes place at the time the product is shipped. The Aerospace Segment uses the percentage of completion, units of delivery method to recognize a portion of its revenue. The percentage of completion method requires the use of estimates of costs to complete long-term contracts and for some contracts includes estimating costs related to aftermarket orders. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contracts as well as the technical nature of the products involved. Adjustments to estimated costs are made on a consistent basis and a contract reserve is established when the costs to complete a contract exceed the contract revenues.

IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS – Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry specific economic conditions that are outside the control of the Company. Long-lived assets held for use are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use and eventual disposition is less than their carrying value. The long-term nature of these assets requires the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

INVENTORIES – Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out basis for a majority of U.S. inventories and on the first-in, first-out basis for the balance of the Company's inventories. Inventories have been reduced by an allowance for obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales. Changes in the allowance have not had a material effect on the Company's results of operations, financial position or cash flows.

PENSIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS – The annual net periodic expense and benefit obligations related to the Company's defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends. Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plan's measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company's domestic defined benefit plans, a one-half percentage point change in the assumed long-term rate of return on plan assets is estimated to have an $8 million effect on pension expense and a one-half percentage point decrease in the discount rate is estimated to increase pension expense by $14 million. As of June 30, 2007, $267.6 million of past years' net actuarial losses related to the Company's domestic qualified defined benefit plans have yet to be amortized. These losses will generally be amortized over approximately 11 years and will negatively affect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization.

Further information on pensions and postretirement benefits other than pensions is provided in Note 10 to the Consolidated Financial Statements.

STOCK-BASED COMPENSATION – The computation of the expense associated with stock-based compensation requires the use of a valuation model. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options and stock appreciation rights. The Black-Scholes model requires assumptions regarding the volatility of the Company's stock, the expected life of the stock award and the Company's dividend ratio. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility, future dividend payments and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards.

OTHER LOSS RESERVES – The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, recoverability of deferred income tax benefits and accounts receivable reserves. Establishing loss reserves for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet finalized the effect on the Company's financial position or results of operations of complying with the provisions of FIN 48 but does not anticipate the effect to be material.

In August 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements." Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the effect on the Company's financial position or results of operations of complying with the provisions of Statement No. 157.

In February 2007, the FASB issued FASB Statement No. 159, "Fair Value Option for Financial Assets and Financial Liabilities." Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined whether it will elect to measure any of its financial assets and financial liabilities at fair value as permitted by Statement No. 159.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

For the years ended June 30,	2007	2006	2005
Net Sales	**$10,718,059**	$ 9,385,888	$ 8,068,805
Cost of sales	**8,272,949**	7,367,618	6,391,477
Gross profit	**2,445,110**	2,018,270	1,677,328
Selling, general and administrative expenses	**1,226,861**	1,036,646	860,278
Interest expense	**83,414**	75,763	66,869
Other (income) expense, net	**(7,183)**	(9,393)	8,040
(Gain) loss on disposal of assets	**(17,264)**	15,296	3,870
Income from continuing operations before income taxes	**1,159,282**	899,958	738,271
Income taxes (Note 4)	**329,236**	261,682	205,105
Income from continuing operations	**830,046**	638,276	533,166
Income from discontinued operations (Note 2)		34,891	71,526
Net Income	**$ 830,046**	$ 673,167	$ 604,692
Earnings per Share (Note 5)			
Basic earnings per share			
Income from continuing operations	**$ 7.13**	$ 5.35	$ 4.49
Income from discontinued operations		0.30	0.60
Net income per share	**$ 7.13**	$ 5.65	$ 5.09
Diluted earnings per share			
Income from continuing operations	**$ 7.01**	$ 5.28	$ 4.43
Income from discontinued operations		0.29	0.59
Net income per share	**$ 7.01**	$ 5.57	$ 5.02

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(DOLLARS IN THOUSANDS)

For the years ended June 30,	2007	2006	2005
Net Income	**$ 830,046**	$ 673,167	$ 604,692
Other comprehensive income (loss), net of taxes (Note 11):			
Foreign currency translation adjustment	**119,582**	103,842	13,138
Minimum pension liability	**221,546**	167,008	(154,377)
(Loss) on marketable equity securities		(26)	(10,697)
Cash flow hedging gain (loss)	**236**	5,321	(7,318)
Comprehensive Income	**$ 1,171,410**	$ 949,312	$ 445,438

The accompanying notes are an integral part of the financial statements.

(DOLLARS IN THOUSANDS)

BUSINESS SEGMENT INFORMATION

By Industry

	2007	2006	2005
Net Sales:			
Industrial:			
North America	**$ 4,063,889**	$ 3,993,370	$ 3,516,627
International	**3,900,628**	2,902,508	2,398,439
Aerospace	**1,685,431**	1,504,922	1,359,431
Climate & Industrial Controls	**1,068,111**	985,088	794,308
	$10,718,059	$ 9,385,888	$ 8,068,805
Segment Operating Income:			
Industrial:			
North America	**$ 598,405**	$ 597,204	$ 468,213
International	**533,136**	353,760	267,207
Aerospace	**269,931**	221,005	199,187
Climate & Industrial Controls	**82,316**	83,256	74,843
Total segment operating income	**1,483,788**	1,255,225	1,009,450
Corporate administration	**179,077**	133,695	111,615
Income from continuing operations before interest expense and other	**1,304,711**	1,121,530	897,835
Interest expense	**83,414**	75,763	66,869
Other expense	**62,015**	145,809	92,695
Income from continuing operations before income taxes	**$ 1,159,282**	$ 899,958	$ 738,271
Identifiable Assets:			
Industrial	**$ 6,669,184**	$ 6,153,559	$ 4,713,574
Aerospace	**778,777**	748,213	658,394
Climate & Industrial Controls	**831,482**	812,218	695,641
	8,279,443	7,713,990	6,067,609
Corporate (a)	**161,970**	459,442	793,094
	$ 8,441,413	$ 8,173,432	$ 6,860,703
Property Additions (b):			
Industrial	**$ 203,448**	$ 292,671	$ 196,394
Aerospace	**21,343**	18,827	12,919
Climate & Industrial Controls	**17,170**	41,459	40,050
Corporate	**27,324**	24,959	9,900
	$ 269,285	$ 377,916	$ 259,263

	2007	2006	2005
Depreciation:			
Industrial	**$ 196,377**	$ 196,751	$ 198,247
Aerospace	**20,480**	20,412	20,777
Climate & Industrial Controls	**22,546**	23,625	19,954
Corporate	**5,655**	4,893	6,228
	$ 245,058	$ 245,681	$ 245,206

By Geographic Area (c)

	2007	2006	2005
Net Sales:			
North America	**$ 6,483,168**	$ 6,219,054	$ 5,455,466
International	**4,234,891**	3,166,834	2,613,339
	$10,718,059	$ 9,385,888	$8,068,805
Long-Lived Assets:			
North America	**$ 962,047**	$ 978,028	$ 1,027,376
International	**774,325**	715,766	553,972
	$ 1,736,372	$ 1,693,794	$ 1,581,348

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a basis that is consistent with the manner in which the Company's management disaggregates financial information for internal review and decision-making.

(a) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities, assets held for sale and the major portion of the Company's domestic data processing equipment.

(b) Includes the value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method (2007 – $31,458; 2006 – $179,803; 2005 – $104,358).

(c) Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10% of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

Consolidated Balance Sheet

(DOLLARS IN THOUSANDS)

June 30,	2007	2006
Assets		
Current Assets		
Cash and cash equivalents	$ 172,706	$ 171,553
Accounts receivable, less allowance for doubtful accounts (2007 - $11,655; 2006 - $12,332)	1,737,748	1,592,323
Inventories (Notes 1 and 6):		
Finished products	518,901	520,159
Work in process	581,745	494,469
Raw materials	165,156	168,250
	1,265,802	1,182,878
Prepaid expenses	69,655	64,238
Deferred income taxes (Notes 1 and 4)	140,264	127,986
Total Current Assets	3,386,175	3,138,978
Plant and equipment (Note 1):		
Land and land improvements	258,121	212,750
Buildings and building equipment	1,189,679	1,116,634
Machinery and equipment	2,753,531	2,702,389
Construction in progress	76,449	54,594
	4,277,780	4,086,367
Less accumulated depreciation	2,541,408	2,392,573
	1,736,372	1,693,794
Investments and other assets (Note 1)	469,190	859,107
Goodwill (Notes 1 and 7)	2,254,069	2,010,458
Intangible assets, net (Notes 1 and 7)	595,607	471,095
Total Assets	$ 8,441,413	$ 8,173,432
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$ 195,384	$ 72,039
Accounts payable, trade	788,560	770,665
Accrued payrolls and other compensation	376,678	297,071
Accrued domestic and foreign taxes	152,739	140,387
Other accrued liabilities	411,884	400,943
Total Current Liabilities	1,925,245	1,681,105
Long-term debt (Note 9)	1,089,916	1,059,461
Pensions and other postretirement benefits (Note 10)	354,398	811,479
Deferred income taxes (Notes 1 and 4)	114,219	118,544
Other liabilities	245,970	261,640
Total Liabilities	3,729,748	3,932,229
Shareholders' Equity (Note 11)		
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued		
Common stock, $.50 par value, authorized 600,000,000 shares; issued 120,683,890 shares in 2007 and 2006 at par value	60,342	60,342
Additional capital	512,239	510,869
Retained earnings	4,625,195	3,916,412
Unearned compensation related to ESOP (Note 9)	(15,192)	(25,809)
Deferred compensation related to stock options	2,269	2,347
Accumulated other comprehensive (loss)	(112,621)	(194,819)
	5,072,232	4,269,342
Common stock in treasury at cost: 4,524,670 shares in 2007 and 368,695 shares in 2006	(360,567)	(28,139)
Total Shareholders' Equity	4,711,665	4,241,203
Total Liabilities and Shareholders' Equity	$ 8,441,413	$ 8,173,432

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows

(DOLLARS IN THOUSANDS)

For the years ended June 30,	**2007**	2006	2005
Cash Flows From Operating Activities			
Net income	**$ 830,046**	$ 673,167	$ 604,692
Adjustments to reconcile net income to net cash provided by operating activities:			
Net (income) from discontinued operations		(34,891)	(71,526)
Depreciation	**245,058**	245,681	245,206
Amortization	**49,508**	35,290	17,484
Stock-based compensation	**33,203**	33,448	
Deferred income taxes	**(28,652)**	(50,548)	16,102
Foreign currency transaction (gain) loss	**(18,644)**	8,216	9,092
(Gain) loss on sale of plant and equipment	**(17,264)**	5,438	3,870
Loss on divestiture of businesses		9,858	
Changes in assets and liabilities, net of effects from acquisitions and divestitures:			
Accounts receivable	**(54,701)**	(109,978)	(6,540)
Inventories	**(15,018)**	17,498	17,083
Prepaid expenses	**(7,078)**	(2,037)	(2,736)
Other assets	**(129,814)**	(29,419)	(13,607)
Accounts payable, trade	**(16,944)**	56,202	37,611
Accrued payrolls and other compensation	**59,846**	17,783	23,387
Accrued domestic and foreign taxes	**9,135**	70,451	(4,781)
Other accrued liabilities	**4,496**	(2,781)	(13,999)
Pensions and other postretirement benefits	**7,180**	9,470	(1,971)
Other liabilities	**4,650**	5,050	4,997
Discontinued operations		(3,259)	(10,858)
Net cash provided by operating activities	**955,007**	954,639	853,506
Cash Flows From Investing Activities			
Acquisitions (less cash acquired of $15,591 in 2007, $42,429 in 2006, and $21,720 in 2005)	**(378,639)**	(835,981)	(558,569)
Capital expenditures	**(237,827)**	(198,113)	(154,905)
Proceeds from sale of plant and equipment	**45,826**	41,098	20,284
Proceeds from sale of businesses		92,715	120,000
Other	**(9,121)**	(20,862)	10,223
Discontinued operations		(100)	(2,416)
Net cash (used in) investing activities	**(579,761)**	(921,243)	(565,383)
Cash Flows From Financing Activities			
(Payments for) proceeds from common share activity, net	**(364,339)**	16,931	(23,724)
Proceeds from (payments of) notes payable, net	**111,300**	(8,262)	(16,927)
Proceeds from long-term borrowings	**52,278**	495,796	1,094
(Payments of) long-term borrowings	**(56,505)**	(589,014)	(5,369)
Dividends paid, net of tax benefit of ESOP shares	**(121,263)**	(109,643)	(92,612)
Net cash (used in) financing activities	**(378,529)**	(194,192)	(137,538)
Effect of exchange rate changes on cash	**4,436**	(3,731)	1,648
Net increase (decrease) in cash and cash equivalents	**1,153**	(164,527)	152,233
Cash and cash equivalents at beginning of year	**171,553**	336,080	183,847
Cash and cash equivalents at end of year	**$ 172,706**	$ 171,553	$ 336,080
Supplemental Data:			
Cash paid during the year for:			
Interest, net of capitalized interest	**$ 81,489**	$ 72,183	$ 66,827
Income taxes	**304,540**	165,180	186,853

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

NATURE OF OPERATIONS – The Company is a leading worldwide diversified manufacturer of motion control technologies and systems, providing precision engineered solutions for a wide variety of commercial, mobile, industrial and aerospace markets. The Company evaluates performance based on segment operating income before Corporate general and administrative expenses, Interest expense and Income taxes.

The Company operates in three business segments: Industrial, Aerospace and Climate & Industrial Controls. The Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The North American Industrial business represents the largest portion of the Company's manufacturing plants and distribution networks and primarily services North America. The International Industrial operations provide Parker products and services to countries throughout Europe, Asia Pacific and Latin America.

The Aerospace Segment produces hydraulic, fuel and pneumatic systems and components, which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels and land-based weapons systems. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

The Climate & Industrial Controls Segment manufactures motion-control systems and components for use primarily in the refrigeration and air conditioning and transportation industries. The products in the Climate & Industrial Controls Segment are marketed primarily through field sales employees and independent distributors.

See the table of Business Segment Information "By Industry" and "By Geographic Area" on page 23 for further disclosure of business segment information.

There are no individual customers to whom sales are three percent or more of the Company's consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company's products and geographic operations mitigate significantly the risk that adverse changes would materially affect the Company's operating results.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION – The consolidated financial statements include the accounts of all majority-owned domestic and foreign subsidiaries. All material intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements. Within the Business Segment Information, intersegment and interarea sales are recorded at fair market value and are immaterial in amount.

REVENUE RECOGNITION – Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the customer. The Company's revenue recognition policies are in compliance with the SEC's Staff Accounting Bulletin (SAB) No. 104. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of sales.

CASH – Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.

INVENTORIES – Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out method and the balance of the Company's inventories are valued by the first-in, first-out method.

LONG-TERM CONTRACTS – The Company enters into long-term contracts for the production of aerospace products. For financial statement purposes, revenues are recognized using the percentage-of-completion method. The extent of progress toward completion is measured using the units-of-delivery method. Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

PLANT, EQUIPMENT AND DEPRECIATION – Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings, 15 years for land improvements and building equipment, seven to 10 years for machinery and equipment, and three to five years for vehicles and office equipment. Improvements, which extend the useful life of property, are capitalized, and maintenance and repairs are expensed. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

INVESTMENTS AND OTHER ASSETS – Investments in joint-venture companies in which ownership is 50% or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements. During 2005 the Company recorded a charge of $8,766 ($.05 per share) related to a real estate investment. Investments and other assets include a prepaid pension cost at June 30, 2006 of $344,987 and an intangible asset recognized in connection with an additional minimum pension liability of $86,071 at June 30, 2006.

GOODWILL – The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

INTANGIBLE ASSETS – Intangible assets primarily include patents, trademarks and customer lists and are recorded at cost and amortized on a straight-line method. Patents are amortized over their remaining legal life. Trademarks are amortized over the estimated time period over which an economic benefit is expected to be received. Customer lists are amortized over a period based on historical customer attrition rates.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

INCOME TAXES – Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise.

PRODUCT WARRANTY – In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2007 and 2006 is immaterial to the financial position of the Company and the change in the accrual during 2007, 2006 and 2005 was immaterial to the Company's results of operations and cash flows.

FOREIGN CURRENCY TRANSLATION – Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the Accumulated other comprehensive (loss) component of Shareholders' equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in Net income.

FINANCIAL INSTRUMENTS – The Company's financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. Due to their short-term nature, the carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value. See Note 9 for fair value of long-term debt.

The Company enters into forward exchange contracts (forward contracts) and costless collar contracts to reduce its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The Company does not hold or issue derivative financial instruments for trading purposes.

Gains or losses on forward contracts that hedge specific transactions are recognized in Net income, offsetting the underlying foreign currency gains or losses. Gains or losses on costless collar contracts are recognized in Net income when the spot rate of the contract falls outside the collar range.

In addition, the Company's foreign locations in the ordinary course of business enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.

The total carrying amount and fair value of open forward exchange and costless collar contracts and any risk to the Company as a result of the arrangements described above is not material.

STOCK AWARDS – On July 1, 2005, the Company adopted the provisions of FASB Statement No. 123 (revised 2004) and elected to use the modified prospective transition method. The modified prospective transition method requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. Prior to the adoption of FASB Statement No. 123 (revised 2004), the Company used the intrinsic-value based method to account for stock awards and made no charges against earnings with respect to awards granted.

The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested stock awards using the non-substantive vesting period approach:

	2005
Net income, as reported	$ 604,692
Add: Stock-based employee compensation included in reported net income, net of tax	10,139
Deduct: Total stock-based employee compensation expense determined under fair value method, net of tax	28,609
Pro forma net income	$ 586,222
Earnings per share:	
Basic: as reported	$ 5.09
pro forma	$ 4.93
Diluted: as reported	$ 5.02
pro forma	$ 4.87

RECENT ACCOUNTING PRONOUNCEMENTS – In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Statement No. 158 amends FASB Statements No. 87, 88, 106 and 132R. Statement No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Statement No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial condition. The measurement date provision of Statement No. 158 is effective for the Company for the fiscal year ending June 30, 2009. The funded status recognition provision was adopted by the Company as of June 30, 2007 and had the following effects on the individual line items on the Consolidated Balance Sheet:

	Before Application of Statement No.158	Statement No.158 Adjustments	After Application of Statement No.158
Investments and other assets	$ 906,516	$ (437,326)	$ 469,190
Total assets	8,878,739	(437,326)	8,441,413
Pensions and other postretirement benefits	375,847	(21,449)	354,398
Deferred income taxes	270,930	(156,711)	114,219
Total liabilities	3,907,908	(178,160)	3,729,748
Accumulated other comprehensive income (loss)	146,545	(259,166)	(112,621)
Total Shareholders' Equity	4,970,831	(259,166)	4,711,665

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet finalized the effect on the Company's financial position or results of operations of complying with the provisions of FIN 48 but does not anticipate the effect to be material.

In August 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements." Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the effect on the Company's financial position or results of operations of complying with the provisions of Statement No. 157.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined whether it will elect to measure any of its financial assets and financial liabilities at fair value as permitted by Statement No. 159.

RECLASSIFICATIONS AND REVISIONS – Certain prior period amounts have been reclassified to conform to the current-year presentation.

NOTE 2. Acquisitions and Divestitures

ACQUISITIONS – In April 2007, the Company acquired Rectus AG, a manufacturer of quick disconnect couplings and related products for pneumatic, hydraulic, medical, and chemical processing applications. Aggregate incremental annual sales for this business and 10 other businesses acquired during fiscal 2007, for their most recent fiscal year prior to acquisition, were approximately $260 million. Total purchase price for all acquisitions acquired during fiscal 2007 was approximately $394 million in cash and $15 million in assumed debt.

In August 2005, the Company acquired SSD, a manufacturer of AC and DC drives, as well as servo drives, motors and systems for leading original equipment manufacturers, end users, and integrators in automated industrial process applications. In November 2005, the Company completed its purchase of domnick hunter group, plc. The domnick hunter group specializes in the design and manufacture of filtration, separation, and purification products and technologies for a wide range of markets. In December 2005, the Company completed its acquisition of Kenmore International, a manufacturer and distributor of components for global refrigeration and air conditioning markets. Aggregate annual sales for these and 10 other businesses acquired during fiscal 2006, for their most recent fiscal year prior to acquisition, were approximately $983 million. Total purchase price for all acquisitions acquired during fiscal 2006 was approximately $878 million in cash and $231 million in assumed debt.

In October 2004, the Company completed the acquisition of the Sporlan Valve Company (Sporlan). Sporlan is a manufacturer of refrigeration and air conditioning components, controls and systems. In November 2004, the Company acquired Acadia Elastomers Corporation, a producer of sealing solutions. Annual sales for these businesses and eight other businesses acquired during fiscal 2005, for their most recent fiscal year prior to acquisition, were approximately $410 million. Total purchase price for all businesses acquired during fiscal 2005 was approximately $580 million in cash and $15 million in assumed debt.

The results of operations for all acquisitions are included as of the respective dates of acquisition. The initial purchase price allocation and any subsequent purchase price adjustments for acquisitions in 2007, 2006 and 2005 are presented below. Some of the 2007 purchase price allocations are preliminary and may require subsequent adjustment.

	2007	2006	2005
Assets acquired:			
Accounts receivable	**$ 47,534**	$ 223,658	$ 51,333
Inventories	**36,654**	161,434	58,513
Prepaid expenses	**(3,604)**	11,561	2,703
Deferred income taxes	**9,066**	4,780	1,919
Plant and equipment	**31,458**	179,803	104,358
Intangible and other assets	**164,318**	257,062	154,674
Goodwill	**182,740**	597,205	274,995
	468,166	1,435,503	648,495
Liabilities assumed:			
Notes payable	**5,231**	1,674	8,819
Accounts payable	**21,265**	132,733	26,301
Accrued payrolls	**13,410**	10,954	8,209
Accrued taxes	**1,537**	10,268	433
Other accrued liabilities	**(10,440)**	76,321	15,127
Long-term debt	**9,954**	229,463	6,415
Pensions and other postretirement benefits	**(6,951)**	16,833	7,239
Deferred income taxes	**41,905**	67,644	17,383
Other liabilities	**13,616**	53,632	
	89,527	599,522	89,926
Net assets acquired	**$ 378,639**	$ 835,981	$ 558,569

DIVESTITURES – In August 2005, the Company divested a business unit which manufactured custom-engineered buildings. In December 2004, the Company divested a business unit which developed and manufactured chemical car care products and maintenance equipment. These businesses were part of the Other Segment for segment reporting purposes. The following results of operations for these business units have been presented as discontinued operations for all periods presented:

	2006	2005
Net sales	$ 21,672	$ 201,776
Earnings before income taxes	1,517	24,538
Net income	1,131	18,979
Gain on disposal, net of taxes	$ 33,760	$ 52,547

The gain on disposal is net of taxes of $4,602 in 2006 and $16,914 in 2005.

In December 2005, the Company completed the divestiture of its Thermoplastics division. Thermoplastics was part of the Industrial Segment for segment reporting purposes. The divestiture resulted in a loss of $11,018 ($9,770 after-tax or $.08 per share) in 2006 and is reflected in (Gain) loss on disposal of assets in the Consolidated Statement of Income. The results of operations and net assets of the divested business were immaterial to the consolidated results of operations and financial position of the Company.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3. Charges Related to Business Realignment

In 2007, the Company recorded a $19,402 charge ($11,977 after-tax or $.09 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs, attributable to approximately 735 employees in the Industrial Segment, 25 employees in the Aerospace Segment and 15 employees in the Climate & Industrial Controls Segment as well as costs related to the consolidation of manufacturing product lines. A portion of the severance costs have been paid with the remaining payments expected to be made by June 30, 2008. Of the pre-tax amount, $18,688 relates to the Industrial Segment, $384 relates to the Aerospace Segment and $330 relates to the Climate & Industrial Controls Segment. The business realignment costs are presented in the Consolidated Statement of Income for 2007 in the following captions: $15,016 in Cost of sales and $4,386 in Selling, general and administrative expenses.

In 2006, the Company recorded a $19,367 charge ($12,042 after-tax or $.10 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 690 employees in the Industrial Segment, 5 employees in the Aerospace Segment and 340 employees in the Climate & Industrial Controls Segment. All required severance payments have been made. Of the pre-tax amount, $15,673 relates to the Industrial Segment, $73 relates to the Aerospace Segment and $3,621 relates to the Climate & Industrial Controls Segment. The business realignment costs are presented primarily in the Cost of sales caption in the Consolidated Statement of Income for 2006. In 2006, the Company recorded a $4,793 charge resulting from the pending sale of plant and equipment at facilities that have been closed. This charge is presented in the (Gain) loss on disposal of assets caption in the Consolidated Statement of Income for 2006.

In 2005, the Company recorded a $14,263 charge ($8,900 after-tax or $.08 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 600 employees in the Industrial Segment. All required severance payments have been made. The business realignment costs are presented primarily in the Cost of sales caption in the Consolidated Statement of Income for 2005. A significant portion of the 2005 charge relates to the closure of a manufacturing facility in Hilden, Germany. The facility was acquired as part of the Denison International acquisition. The decision to close the facility resulted from the completion of the Company's acquisition integration analysis.

NOTE 4. Income Taxes

Income from continuing operations before income taxes was derived from the following sources:

	2007	2006	2005
United States	**$ 581,191**	$ 528,084	$ 439,717
Foreign	**578,091**	371,874	298,554
	$ 1,159,282	$ 899,958	$ 738,271

Income taxes include the following:

	2007	2006	2005
Federal	**$ 203,387**	$ 178,162	$ 108,182
Foreign	**135,001**	112,968	75,447
State and local	**19,500**	21,100	5,374
Deferred	**(28,652)**	(50,548)	16,102
	$ 329,236	$ 261,682	$ 205,105

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

	2007	2006	2005
Statutory Federal income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes	**1.0**	1.9	.6
Export tax benefit	**(.5)**	(.9)	(1.3)
Foreign tax rate difference	**(5.1)**	(5.0)	(3.5)
Cash surrender of life insurance	**(.8)**	(.5)	(.4)
Research tax credit	**(1.4)**	(.5)	(2.6)
Other	**.2**	(.9)	
Effective income tax rate	**28.4%**	29.1%	27.8%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2007	2006
Postretirement benefits	**$ 188,613**	$ 145,712
Other liabilities and reserves	**92,544**	86,431
Long-term contracts	**8,253**	9,813
Stock-based compensation	**20,705**	11,171
Operating loss carryforwards	**42,299**	31,297
Foreign tax credit carryforwards	**7,887**	9,634
Unrealized currency exchange gains and losses	**19,017**	13,807
Valuation allowance	**(28,896)**	(7,391)
Depreciation and amortization	**(304,195)**	(287,933)
Inventory	**18,491**	18,156
Net deferred tax asset	**$ 64,718**	$ 30,697
Change in net deferred tax asset:		
Provision for deferred tax	**$ 28,652**	$ 50,548
Items of other comprehensive income (loss)	**28,194**	(69,191)
Acquisitions and other	**(22,825)**	(77,646)
Total change in net deferred tax	**$ 34,021**	$ (96,289)

At June 30, 2007, the Company has recorded deferred tax assets of $42,299 resulting from $131,781 in loss carryforwards. A valuation allowance has been established due to the uncertainty of realizing certain operating and merger loss carryforwards, a foreign capital loss carryforward, and certain deferred tax assets associated with other liabilities and reserves. The foreign capital loss carryforward and some of the operating and merger loss carryforwards can be carried forward indefinitely; others can be carried forward from one to 19 years. The increase in the valuation allowance in 2007 was primarily due to an increase in operating and merger losses in certain foreign jurisdictions and a foreign capital loss.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $948,867, $670,672 and $546,740, at June 30, 2007, 2006 and 2005, respectively.

NOTE 5. Earnings Per Share

Earnings per share have been computed according to FASB Statement No. 128, "Earnings per Share." Basic earnings per share is computed using the weighted average number of shares of common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock-based awards. The computation of income from continuing operations per share was as follows:

	2007	2006	2005
Numerator:			
Income from continuing operations	**$ 830,046**	$ 638,276	$ 533,166
Denominator:			
Basic - weighted average common shares	**116,428,885**	119,211,192	118,794,564
Increase in weighted average from dilutive effect of exercise of stock-based awards	**1,901,042**	1,672,990	1,654,442
Diluted - weighted average common shares, assuming exercise of stock-based awards	**118,329,927**	120,884,182	120,449,006
Basic earnings per share from continuing operations	**$ 7.13**	$ 5.35	$ 4.49
Diluted earnings per share from continuing operations	**$ 7.01**	$ 5.28	$ 4.43

For 2007, 2006 and 2005, 1.7 million, 1.9 million, and 0.2 million common shares, respectively, subject to stock-based awards were excluded from the computation of diluted earnings per share from continuing operations because the effect of their exercise would be anti-dilutive.

NOTE 6. Inventories

Inventories valued on the last-in, first-out cost method were approximately 31% and 34%, respectively, of total inventories in 2007 and 2006. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $209,923 in 2007 and $193,270 in 2006. Progress payments of $25,874 in 2007 and $20,743 in 2006 are netted against inventories.

NOTE 7. Goodwill and Intangible Assets

The Company conducts an annual impairment test as required by FASB Statement No. 142. The Company uses a discounted cash flow analysis for purposes of estimating the fair value of a reporting unit. The annual impairment tests performed in 2007, 2006, and 2005 resulted in no impairment loss being recognized.

The changes in the carrying amount of goodwill for the year ended June 30, 2007 are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Total
Balance June 30, 2006	$ 1,625,983	$ 87,543	$ 296,932	$ 2,010,458
Acquisitions	167,516		15,224	182,740
Foreign currency translation	60,042	19	4,400	64,461
Goodwill adjustments	3,300	159	(7,049)	(3,590)
Balance June 30, 2007	**$ 1,856,841**	**$ 87,721**	**$ 309,507**	**$ 2,254,069**

"Goodwill adjustments" primarily represent adjustments to the purchase price allocation during the twelve-month period subsequent to the acquisition date and primarily involves the valuation of property, plant and equipment and intangible assets.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

June 30,	2007		2006	
	Gross carrying amount	**Accumulated amortization**	Gross carrying amount	Accumulated amortization
Patents	**$ 85,255**	**$ 29,149**	$ 66,767	$ 22,289
Trademarks	**193,595**	**27,110**	133,576	13,289
Customer lists and other	**446,273**	**73,257**	351,366	45,036
Total	**$725,123**	**$ 129,516**	$ 551,709	$ 80,614

Total intangible amortization expense in 2007, 2006 and 2005 was $45,842, $33,544 and $15,857, respectively. The estimated amortization expense for the five years ending June 30, 2008 through 2012 is $47,644, $46,029, $45,601, $44,704 and $43,200, respectively.

NOTE 8. Financing Arrangements

The Company has a line of credit totaling $1,025,000 through a multi-currency revolving credit agreement with a group of banks, of which $896,200 was available at June 30, 2007. The Company has the right, no more than once a year, to increase the facility amount, in minimum increments of $25 million up to a maximum of $1,250,000. The credit agreement expires October 2011, however, the Company has the right to request a one-year extension of the expiration date on an annual basis. A portion of the credit agreement supports the Company's commercial paper note program, which is rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. These ratings are considered investment grade. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The revolving credit agreement requires a facility fee of up to 5/100ths of one

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

percent of the commitment per annum at the Company's present rating level. The revolving credit agreement contains provisions that increase the facility fee of the credit agreement in the event the Company's credit ratings are lowered. A lowering of the Company's credit ratings would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company's revolving credit agreement and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the agreement for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At the Company's present rating level, the most restrictive covenant provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2007, the ratio of secured debt to net tangible assets was less than one percent. The Company is in compliance with all covenants.

Notes payable are comprised of short-term lines of credit and borrowings from foreign banks. At June 30, 2007, the Company had $357,333 in lines of credit from various foreign banks, of which $348,201 was available. Most of these agreements are renewed annually. The balance and weighted average interest rate of the Notes payable at June 30, 2007 and 2006 were $136,365 and 5.4% and $6,056 and 5.2%, respectively.

The Company is authorized to sell up to $1,025,000 of short-term commercial paper notes, rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. At June 30, 2007 and 2006, there were no commercial paper notes outstanding. In connection with an accelerated stock repurchase agreement, the Company borrowed $500 million through the issuance of commercial paper notes in August 2007.

NOTE 9. Debt

June 30,	2007	2006
Domestic:		
Debentures		
7.30%, due 2011	**$ 100,000**	$ 100,000
Fixed rate medium-term notes 6.55% to 7.39%, due 2008-2019	**170,000**	195,000
Fixed rate senior notes 4.88%, due 2013	**225,000**	225,000
ESOP loan guarantee 6.34%, due 2009	**18,725**	30,878
Variable rate demand bonds 3.87%, due 2010-2025	**20,035**	20,035
Foreign:		
Bank loans, including revolving credit 1% to 10%, due 2008-2017	**14,246**	24,087
Euro Bonds		
3.5%, due 2011	**270,700**	255,840
4.125%, due 2016	**270,700**	255,840
Japanese Yen credit facility Libor plus 20 bps, due 2012	**48,732**	
Other long-term debt, including capitalized leases	**10,797**	18,764
Total long-term debt	**1,148,935**	1,125,444
Less long-term debt payable within one year	**59,019**	65,983
Long-term debt, net	**$ 1,089,916**	$ 1,059,461

During 2007, the Company entered into a five-year Japanese Yen (JPY) 6 billion credit facility. The credit facility bears interest of LIBOR plus 20 basis points and any borrowings are due to be repaid in March 2012. The Company borrowed the full JPY 6 billion and used the funds to reduce the level of the Company's commercial paper borrowings.

Principal amounts of Long-term debt payable in the five years ending June 30, 2008 through 2012 are $59,019, $13,034, $46,675, $370,967 and $48,900, respectively. The carrying value of the Company's Long-term debt (excluding leases) was $1,147,064 and $1,123,234 at June 30, 2007 and 2006, respectively, and was estimated to have a fair value of $1,086,766 and $1,060,512, at June 30, 2007 and 2006, respectively. The fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. At the Company's present rating level, some of the debt agreements include a limitation on the Company's ratio of secured debt to net tangible assets.

ESOP LOAN GUARANTEE – In 1999 the Company's Employee Stock Ownership Plan (ESOP) was leveraged when the ESOP Trust borrowed $112,000 and used the proceeds to purchase 3,055,413 shares of the Company's common stock from the Company's treasury. The loan is unconditionally guaranteed by the Company and therefore the unpaid balance of the borrowing is reflected on the Consolidated Balance Sheet as Long-term debt. A corresponding amount representing Unearned compensation is recorded as a deduction from Shareholders' equity.

LEASE COMMITMENTS – Future minimum rental commitments as of June 30, 2007, under noncancelable operating leases, which expire at various dates, are as follows: 2008 - $64,385; 2009 - $46,048; 2010 - $29,685; 2011 - $18,204; 2012 - $12,323 and after 2012 - $51,377.

Rental expense in 2007, 2006 and 2005 was $86,999, $76,828 and $64,521, respectively.

NOTE 10. Retirement Benefits

PENSIONS – The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company uses a June 30 measurement date for a majority of its pension plans. The Company also has contractual arrangements with certain key employees which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.

Prior to the adoption of FASB Statement No. 158, accounting rules required that the Company recognize a liability if the accumulated benefit obligation exceeded the fair value of plan assets. The net of tax effect of recording the minimum pension liability on shareholders' equity was an increase of $221,546 and $167,008 in 2007 and 2006, respectively and a decrease of $154,377 in 2005.

A summary of the Company's defined benefit pension plans follows:

Benefit cost	2007	2006	2005
Service cost	**$ 79,136**	$ 79,376	$ 64,901
Interest cost	**151,030**	134,489	129,609
Expected return on plan assets	**(175,170)**	(148,300)	(134,397)
Net amortization and deferral and other	**70,976**	88,909	58,274
Net periodic benefit cost	**$125,972**	$ 154,474	$ 118,387

Change in benefit obligation	2007	2006
Benefit obligation at beginning of year	**$2,660,150**	$2,593,744
Service cost	**79,136**	79,376
Interest cost	**151,030**	134,489
Actuarial (gain)	**(105,183)**	(112,959)
Benefits paid	**(126,933)**	(105,825)
Plan amendments	**9,617**	6,833
Acquisitions	**28,019**	28,729
Foreign currency translation and other	**47,494**	35,763
Benefit obligation at end of year	**$2,743,330**	$2,660,150
Change in plan assets		
Fair value of plan assets at beginning of year	**$2,048,338**	$ 1,749,810
Actual gain on plan assets	**311,390**	225,987
Employer contributions	**207,331**	121,193
Benefits paid	**(122,378)**	(95,715)
Acquisitions	**17,601**	19,489
Foreign currency translation and other	**38,137**	27,574
Fair value of plan assets at end of year	**$2,500,419**	$2,048,338
Funded status		
Plan assets (under) benefit obligation	**$ (242,911)**	$ (611,812)
Unrecognized net actuarial loss		723,281
Unrecognized prior service cost		84,776
Unrecognized initial net (asset)		(180)
Net amount recognized	**$ (242,911)**	$ 196,065
Amounts recognized on the Consolidated Balance Sheet		
Investments and other assets	**$ 11,808**	$ 431,058
Other accrued liabilities	**(10,863)**	
Pensions and other postretirement benefits	**(243,856)**	(680,326)
Accumulated other comprehensive loss		445,333
Net amount recognized	**$ (242,911)**	$ 196,065
Amounts recognized in Accumulated Other Comprehensive (Loss)		
Net actuarial loss	**$ 435,401**	
Prior service cost	**82,157**	
Transition (asset)	**(160)**	
Amount recognized	**$ 517,398**	

The presentation of the amounts recognized on the Consolidated Balance Sheet and in Accumulated Other Comprehensive (Loss) is before the effect of income taxes.

The estimated amount of net actuarial loss, prior service cost and transition asset that will be amortized from accumulated other comprehensive (loss) into net periodic benefit pension cost in 2008 is $35,887, $12,501 and $66, respectively.

The accumulated benefit obligation for all defined benefit plans was $2,463,208 and $2,389,579 at June 30, 2007 and 2006, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $834,143, $760,428 and $589,471, respectively, at June 30, 2007, and $2,612,299, $2,348,100 and $1,998,469, respectively, at June 30, 2006.

The Company expects to contribute approximately $36 million to its defined benefit pension plans in 2008. Estimated future benefit payments in the five years ending June 30, 2008 through 2012 are $117,250, $119,919, $126,579, $135,586 and $143,932, respectively and $850,652 in the aggregate for the five years ending June 30, 2013 through June 30, 2017.

The assumptions used to measure net periodic benefit cost for the Company's significant defined benefit plans are:

	2007	2006	2005
U.S. defined benefit plans			
Discount rate	**6.0%**	5.25%	6.25%
Average increase in compensation	**4.7%**	4.7%	4.9%
Expected return on plan assets	**8.75%**	8.75%	8.25%
Non-U.S. defined benefit plans			
Discount rate	**2.25 to 6.0%**	2 to 5.5%	2 to 6.25%
Average increase in compensation	**1 to 4.25%**	1 to 4%	1 to 4%
Expected return on plan assets	**1 to 7.75%**	1 to 7.75%	1 to 7.75%

The assumptions used to measure the benefit obligation for the Company's significant defined benefit plans are:

	2007	2006
U.S. defined benefit plans		
Discount rate	**6.30%**	6.0%
Average increase in compensation	**4.7%**	4.7%
Non-U.S. defined benefit plans		
Discount rate	**2.25 to 6.3%**	2.25 to 5.5%
Average increase in compensation	**1 to 4.25%**	1 to 4.25%

The discount rate assumption is based on current rates of high-quality long-term corporate bonds over the same estimated time period that benefit payments will be required to be made. The expected return on plan assets assumption is based on the weighted-average expected return of the various asset classes in the plans' portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2007	2006
Equity securities	**66%**	66%
Debt securities	**28%**	31%
Other	**6%**	3%
	100%	100%

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The investment strategy for the defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk. This strategy requires an investment portfolio that is broadly diversified across various asset classes and investment managers. The current weighted-average target asset allocation is 62% equity securities, 33% debt securities and 5% other. At June 30, 2007 and 2006, the plans' assets included Company stock with market values of $117,395 and $93,043, respectively.

EMPLOYEE SAVINGS PLAN – The Company sponsors an employee stock ownership plan (ESOP) as part of its existing savings and investment 401(k) plan. The ESOP is available to eligible domestic employees. Parker Hannifin common stock is used to match contributions made by employees to the ESOP up to a maximum of 4.0 percent of an employee's annual compensation. A breakdown of shares held by the ESOP is as follows:

	2007	2006	2005
Allocated shares	**7,745,486**	8,280,848	9,558,612
Suspense shares	**414,432**	704,094	1,004,423
Total shares held by the ESOP	**8,159,918**	8,984,942	10,563,035
Fair value of suspense shares	**$ 40,577**	$ 54,638	$ 62,284

In 1999, the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company's matching contribution and dividends on the shares held by the ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. The unreleased portion of the shares in the ESOP suspense account is not considered outstanding for purposes of earnings per share computations. Company contributions to the ESOP, recorded as compensation and interest expense, were $51,647 in 2007, $47,533 in 2006 and $40,396 in 2005. Dividends earned by the suspense shares and interest income within the ESOP totaled $1,031 in 2007, $1,017 in 2006 and $962 in 2005.

The Company has a retirement income account (RIA) within the employee savings plan. The RIA replaces the defined benefit pension plan for employees hired after April 1, 2004 at locations that previously offered a salary-based formula under the pension plan. Existing employees at April 1, 2004 who were already under the salary-based formula in the pension plan were given the choice to stay in the defined benefit pension plan or participate in the RIA. The Company makes a contribution to the participant's RIA account each year, the amount of which is based on the participant's age and years of service. Participants do not contribute to the RIA. Company contributions to the RIA were $9,145 in 2007, $6,479 in 2006 and $2,258 in 2005.

In addition to shares within the ESOP, as of June 30, 2007 employees have elected to invest in 1,942,756 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

OTHER POSTRETIREMENT BENEFITS – The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change or eliminate these benefit plans.

Certain employees are covered under benefit provisions that include prescription drug coverage for Medicare eligible retirees. The impact of the subsidy received under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 on the Company's other postretirement benefits was immaterial.

A summary of the Company's other postretirement benefit plans follows:

Benefit cost	2007	2006	2005
Service cost	**$ 1,656**	$ 2,059	$ 1,885
Interest cost	**5,699**	5,559	6,301
Net amortization and deferral	**(579)**	261	71
Net periodic benefit cost	**$ 6,776**	$ 7,879	$ 8,257

Change in benefit obligation	2007	2006
Benefit obligation at beginning of year	**$ 101,245**	$ 119,969
Service cost	**1,656**	2,059
Interest cost	**5,699**	5,559
Actuarial (gain)	**(5,223)**	(17,763)
Benefits paid	**(7,086)**	(6,816)
Acquisitions and other		(1,763)
Benefit obligation at end of year	**$ 96,291**	$ 101,245
Funded status		
Benefit obligation in excess of plan assets	**$ (96,291)**	$ (101,245)
Unrecognized net actuarial loss		9,773
Unrecognized prior service (credit)		(3,788)
Net amount recognized	**$ (96,291)**	$ (95,260)
Amounts recognized on the Consolidated Balance Sheet		
Pensions and other postretirement benefits	**$ (96,291)**	$ (95,260)
Amounts recognized in Accumulated Other Comprehensive (Loss)		
Net actuarial loss	**$ 4,387**	
Prior service (credit)	**(3,046)**	
Amount recognized	**$ 1,341**	

The amount of prior service (credit) that will be amortized from accumulated other comprehensive (loss) into net periodic postretirement cost in 2008 is $742.

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2007	2006	2005
Discount rate	**6.0%**	5.25%	6.25%
Current medical cost trend rate	**10.2%**	10.4%	9.8%
Ultimate medical cost trend rate	**5%**	5%	5%
Medical cost trend rate decreases to ultimate in year	**2014**	2014	2012

The discount rate assumption used to measure the benefit obligation was 6.23% in 2007 and 6.0% in 2006.

Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2008 through 2012 are $7,066, $6,861, $6,980, $7,191 and $7,199, respectively and $36,365 in the aggregate for the five years ending June 30, 2013 through June 30, 2017.

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 786	$ (636)
Effect on postretirement benefit obligation	$ 8,502	$(7,467)

OTHER – The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $34,284, $18,965 and $13,622 in 2007, 2006 and 2005, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

NOTE 11. Shareholders' Equity

Common Shares	2007	2006	2005
Balance July 1	$ 60,342	$ 60,219	$ 59,856
Shares issued under stock incentive plans (2006 - 246,615; 2005 - 726,224)		123	363
Balance June 30	$ 60,342	$ 60,342	$ 60,219
Additional Capital			
Balance July 1	$ 510,869	$ 478,219	$ 451,891
Stock option exercise activity	(70,432)	(32,243)	1,385
Stock-based compensation expense	33,203	33,448	
Tax benefit of equity awards	26,547	20,406	16,520
Restricted stock (surrendered) issued	(260)	603	214
Shares related to ESOP	12,340	10,436	8,209
Deferred compensation	(28)		
Balance June 30	$ 512,239	$ 510,869	$ 478,219
Retained Earnings			
Balance July 1	$ 3,916,412	$ 3,352,888	$ 2,840,787
Net income	830,046	673,167	604,692
Cash dividends paid on common shares, net of tax benefits	(121,263)	(109,643)	(92,591)
Balance June 30	$ 4,625,195	$ 3,916,412	$ 3,352,888
Unearned Compensation Related to ESOP			
Balance July 1	$ (25,809)	$ (36,818)	$ (48,868)
Unearned compensation related to ESOP debt guarantee	10,617	11,009	12,050
Balance June 30	$ (15,192)	$ (25,809)	$ (36,818)

Deferred Compensation Related to Stock Options	2007	2006	2005
Balance July 1	$ 2,347	$ 2,347	$ 2,347
Deferred compensation	(78)		
Balance June 30	$ 2,269	$ 2,347	$ 2,347
Accumulated Other Comprehensive Income (Loss)			
Balance July 1	$ (194,819)	$ (470,964)	$ (311,710)
Foreign currency translation	119,582	103,842	13,138
Net unrealized gain (loss)		5,153	(18,024)
Net realized loss	236	142	9
Minimum pension liability prior to adoption of FAS 158	221,546	167,008	(154,377)
Adjustment recognized upon adoption of FAS 158	(259,166)		
Balance June 30	$ (112,621)	$ (194,819)	$(470,964)
Common Stock in Treasury			
Balance July 1	$ (28,139)	$ (45,744)	$ (11,849)
Shares purchased at cost (2007 - 5,449,327; 2006 - 742,100; 2005 - 1,000,000)	(433,049)	(52,409)	(61,781)
Shares issued under stock incentive plans (2007 - 1,072,316; 2006 - 979,464; 2005 - 413,582)	83,844	61,530	23,779
Restricted stock issued	16,670	8,484	4,107
Deferred compensation	107		
Balance June 30	$ (360,567)	$ (28,139)	$ (45,744)

Foreign currency translation is net of tax of $8,841, $47,864, and $8,080 in 2007, 2006 and 2005, respectively. Included in the 2006 tax amount for foreign currency translation is $38.8 million related to prior year deferred taxes associated with the retirement of the Euro Notes in November 2005. Net unrealized gain (loss) is net of tax of $3,101 and $10,861 in 2006 and 2005, respectively. Net realized loss is net of tax of $148, $107 and $7 in 2007, 2006 and 2005, respectively. Minimum pension liability is net of tax of $131,065, $110,068 and $93,127 in 2007, 2006 and 2005, respectively. Adjustment recognized upon adoption of FAS 158 is net of tax of $156,711 in 2007.

Shares surrendered upon exercise of stock options: 2007 - 795,194; 2006 - 680,110; 2005 - 655,385.

SHARE REPURCHASES – The Company is authorized to repurchase an amount of common shares each fiscal year equal to the greater of 5 million shares or five percent of the shares outstanding as of the end of the prior fiscal year. The Company repurchased 5,449,327 shares at an average price of $79.47 per share during the fiscal year ended June 30, 2007. Repurchases are funded primarily from operating cash flows, and the shares are initially held as treasury stock. In August 2007, the Company's Board of Directors authorized the accelerated purchase of $500 million of the Company's common shares. This authorization is in addition to the Company's previously announced share repurchase program. The Company has entered into an agreement with Morgan Stanley whereby the Company will purchase an initial number of common shares in exchange for $500 million. Morgan Stanley will purchase an equivalent number of the Company's common shares in the open market over a period of up to four months, and at the end of that period, additional shares may be delivered to the Company based on the volume-weighted average price of the Company's common shares during the same period, subject to a cap and a floor as determined according to the terms of the agreement.

NOTE 12. Stock Incentive Plans

STOCK-BASED AWARDS – The Company's stock incentive plans provide for the granting of nonqualified options and stock appreciation rights (SARs) to officers and key employees of the Company. The nonqualified options allow the recipient to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date the stock-based awards are granted. Outstanding options and SARs are exercisable primarily from two to three years after the date of grant and expire no more than ten years after grant. The Company satisfies stock option and SAR exercises by issuing common shares out of treasury, which have been repurchased pursuant to the Company's share repurchase program described in Note 11, or through the issuance of previously unissued common shares.

On July 1, 2005, the Company adopted the provisions of FASB Statement No. 123 (revised 2004) and elected to use the modified prospective transition method. The modified prospective transition method requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. Prior to the adoption of FASB Statement No. 123 (revised 2004), the Company used the intrinsic-value based method to account for stock-based awards and made no charges against earnings with respect to awards granted as the grant price equaled the market price of the underlying common shares on the date of grant.

During 2007 and 2006, the Company recognized stock-based compensation expense of $33,203 ($21,280 after-tax or $.18 per basic and diluted share) and $33,448 ($21,766 after-tax or $.18 per basic and diluted share), respectively.

The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related tax benefit is credited to Additional capital as the Company is currently in a windfall tax benefit position.

The fair values for the significant stock-based awards granted in 2007, 2006 and 2005 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2007	2006	2005
Risk-free interest rate	**4.7%**	4.2%	3.5%
Expected life of award	**5.1 yrs**	5.4 yrs	4.2 yrs
Expected dividend yield of stock	**1.5%**	1.6%	1.7%
Expected volatility of stock	**30.2%**	33.1%	32.7%
Weighted average fair value	**$23.24**	$21.29	$14.97

The expected life of the award was derived by referring to actual exercise experience. The expected volatility of stock was derived by referring to changes in the Company's historical common stock prices over a timeframe similar to the expected life of the award. The Company has no reason to believe that future stock volatility is likely to materially differ from historical volatility.

Stock-based award activity during 2007 is as follows (aggregate intrinsic value in millions):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding June 30, 2006	7,860,451	$ 50.24		
Granted	**1,978,724**	**76.86**		
Exercised	**(1,867,840)**	**45.87**		
Canceled	**(43,857)**	**70.47**		
Outstanding June 30, 2007	**7,927,478**	**$ 57.80**	**6.7 years**	**$ 317.3**
Exercisable June 30, 2007	**5,060,220**	**$ 49.02**	**5.6 years**	**$ 247.4**

A summary of the status and changes of shares subject to stock-based awards and the related average price per share follows:

	Number of Shares	Weighted-average Grant date Fair Value
Nonvested June 30, 2006	2,350,894	$ 19.11
Granted	**1,978,724**	**23.24**
Vested	**(1,424,369)**	**17.94**
Canceled	**(37,991)**	**21.42**
Nonvested June 30, 2007	**2,867,258**	**$ 22.51**

At June 30, 2007, $25,862 of expense with respect to nonvested stock-based awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 18 months. The total fair value of shares vested during 2007, 2006 and 2005 was $25,554, $29,784 and $31,597, respectively.

Information related to stock-based awards exercised during 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Net cash proceeds	**$ 40,265**	$ 52,879	$ 37,453
Intrinsic value	**81,844**	47,401	51,387
Income tax benefit	**23,441**	20,516	16,391

RESTRICTED STOCK – Restricted stock was issued under the Company's 2003 Stock Incentive Program to certain key employees under the Company's 2004-05-06, 2003-04-05 and 2002-03-04 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company's common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each 3-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan	2007	2006	2005
Number of shares issued	**212,220**	136,922	66,393
Average share value on date of issuance	**$ 74.63**	$ 65.65	$ 60.52
Total value	**$ 15,838**	$ 8,989	$ 4,018

Under the Company's 2005-06-07 LTIP a payout of shares of restricted stock from the Company's 2003 Stock Incentive Program will be issued to certain key employees in 2008. The balance of the 2005-06-07 LTIP payout will be made as deferred cash compensation (if elected by the participant) or in cash. The total payout, valued at $28,425 has been accrued over the three years of the plan.

In 2007, 9,000 shares of restricted stock were issued to certain non-employee members of the Board of Directors. These shares are restricted to transferability for three years following issuance. In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2007, 2006 and 2005, 9,663, 6,778 and 3,132 shares, respectively, were issued in lieu of directors' fees. During 2006, 2,442 shares of the restricted stock were surrendered upon the death of a director.

At June 30, 2007, the Company had 14,496,162 common shares reserved for issuance in connection with its stock incentive plans.

NOTE 13. Shareholders' Protection Rights Agreement

On January 25, 2007, the Board of Directors of the Company declared a dividend of one Shareholders' Right for each common share outstanding on February 17, 2007 in relation to the Company's Shareholders Protection Rights Agreement. As of June 30, 2007, 116,159,220 common shares were reserved for issuance under this Agreement. Under certain conditions involving acquisition of, or an offer for, 15 percent or more of the Company's common shares, all holders of Shareholders' Rights would be entitled to purchase one common share at an exercise price currently set at $240. In addition, in certain circumstances, all holders of Shareholders' Rights (other than the acquiring entity) would be entitled to purchase a number of common shares equal to twice the exercise price, or at the option of the Board, to exchange each Shareholders' Right for one common share. The Shareholders' Rights remain in existence until February 17, 2017, unless extended by the Board of Directors or earlier redeemed (at one cent per Shareholders' Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Shareholders' Rights will cause substantial dilution to the person attempting the business combination. The Shareholders' Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Shareholders' Rights may be redeemed.

NOTE 14. Research and Development

Research and development costs amounted to $253,091 in 2007, $203,702 in 2006 and $164,229 in 2005. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Costs incurred in connection with research and development contracts amounted to $40,894 in 2007, $37,532 in 2006 and $34,757 in 2005. These costs are included in the total research and development cost for each of the respective years.

NOTE 15. Contingencies

The Company is involved in various litigation arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims and alleged violations of various environmental laws. The Company is self-insured in the United States for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on the Company's liquidity, financial condition or results of operations.

On April 27, 2007, a grand jury in the Southern District of Florida issued a subpoena to the Company's subsidiary, Parker ITR. The subpoena requires the production of documents, in particular documents related to communications with competitors and customers related to Parker ITR's marine oil and gas hose business. The Company is responding to this subpoena. On May 7, 2007, the Japan Fair Trade Commission (JFTC) requested that Parker ITR appoint an agent related to an investigation of marine hose suppliers. Parker ITR appointed such an agent by power of attorney. Parker ITR has also been required to submit a report to the JFTC on specific topics. The Company and Parker ITR continue to cooperate with the JFTC. On May 15, 2007, the European Commission issued a Request for Information to the Company and its subsidiary, Parker ITR. After the Company and Parker ITR filed a response, the European Commission requested additional information. The Company and Parker ITR continue to cooperate with the European Commission. In addition, there are currently four class action lawsuits pending in the Southern District of Florida and one in the Southern District of New York alleging that the Company, Parker ITR and a number of other defendants engaged in violations of Section 1 of the Sherman Act. The class action complaints allege that Parker ITR and other defendants, for a period of at least eight years, conspired with competitors in unreasonable restraint of trade to artificially raise, fix, maintain or stabilize prices, rig bids and allocate markets and customers for marine oil and gas hose in the United States. In three cases, a summons has been issued for Parker ITR, but service has not yet been effected. The Company, which is only named in one case in the Southern District of Florida, was served on July 13, 2007 and had filed its answer denying the allegations. At the current stage of the investigations and lawsuits, the Company is unable to reasonably estimate the potential loss or range of loss, if any, arising from such investigations and lawsuits.

ENVIRONMENTAL – The Company is currently responsible for environmental remediation at 34 manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party," along with other companies, at one off-site waste disposal facility and three regional sites.

As of June 30, 2007, the Company has a reserve of $17,833 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company's liability in proportion to other responsible parties. This reserve is net of $2,555 for discounting, primarily at a 4.5 percent discount rate, a portion of the costs at 32 locations to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods up to 30 years.

The Company's estimated total liability for the above mentioned sites ranges from a minimum of $17,833 to a maximum of $73,148. The largest range for any one site is approximately $7.9 million. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 16. Stock Split

On August 16, 2007, the Company's Board of Directors authorized a 3-shares-for-2 split of the Company's common shares, payable on October 1, 2007 to shareholders of record as of September 17, 2007. The share numbers and per share amounts disclosed in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements have not been retroactively adjusted to give effect to the stock split. Presented to the right are unaudited pro forma basic and diluted earnings per share amounts after giving effect for the stock split.

(Unaudited)	2007	2006	2005
Pro forma basic earnings per share			
Income from continuing operations	**$ 4.75**	$ 3.57	$ 2.99
Discontinued operations		.19	.40
Basic earnings per share	**$ 4.75**	$ 3.76	$ 3.39
Pro forma diluted earnings per share			
Income from continuing operations	**$ 4.68**	$ 3.52	$ 2.95
Discontinued operations		.19	.40
Diluted earnings per share	**$ 4.68**	$ 3.71	$ 3.35

The unaudited pro forma impact of the stock split on the balance sheet at June 30, 2007 is an increase in Common shares by $30 million with an offsetting reduction to Additional capital.

NOTE 17. Quarterly Information (Unaudited)

2007	1st	2nd	3rd	4th	Total
Net sales	**$2,551,573**	**$2,511,152**	**$2,780,969**	**$2,874,365**	**$10,718,059**
Gross profit	**604,215**	**573,145**	**617,141**	**650,609**	**2,445,110**
Net income	**210,584**	**192,967**	**209,309**	**217,186**	**830,046**
Diluted earnings per share	**1.75**	**1.64**	**1.78**	**1.84**	**7.01**

2006 (a)	1st	2nd	3rd	4th	Total
Net sales	$2,113,551	$2,157,537	$2,498,068	$2,616,732	$ 9,385,888
Gross profit	457,798	451,854	545,877	562,741	2,018,270
Income from continuing operations	143,848	129,024	177,523	187,881	638,276
Net income	172,732	129,024	177,523	193,888	673,167
Diluted earnings per share from continuing operations	1.19	1.07	1.46	1.55	5.28
Net diluted earnings per share	1.43	1.07	1.46	1.59	5.57

Earnings per share amounts are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

(a) Net income for the first quarter includes an after-tax gain of $27,753 ($.23 per diluted share) related to the divestiture of a business. Net income for the fourth quarter includes an after-tax gain of $6,007 ($.04 per diluted share) resulting from additional accounting adjustments related to the gain on the divestiture of a business.

NOTE 18. Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Full Year
2007	**High**	**$78.95**	**$88.00**	**$88.19**	**$103.43**	**$103.43**
	Low	**69.70**	**76.73**	**75.62**	**85.54**	**69.70**
	Dividends	**.260**	**.260**	**.260**	**.260**	**1.040**
2006	High	$68.65	$70.55	$83.39	$86.99	$86.99
	Low	60.31	60.73	65.16	71.14	60.31
	Dividends	.230	.230	.230	.230	.920
2005	High	$59.42	$78.42	$76.23	$62.98	$78.42
	Low	53.14	58.65	59.12	56.80	53.14
	Dividends	.190	.190	.200	.200	.780

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

ELEVEN-YEAR FINANCIAL SUMMARY

	2007	2006	2005	2004
Net sales	**$ 10,718,059**	$ 9,385,888	$ 8,068,805	$ 6,887,596
Cost of sales	**8,272,949**	7,367,618	6,391,477	5,577,888
Selling, general and administrative expenses	**1,226,861**	1,036,646	860,278	765,570
Goodwill impairment loss				1,033
Interest expense	**83,414**	75,763	66,869	73,144
Income taxes	**329,236**	261,682	205,105	140,871
Income - continuing operations	**830,046**	638,276	533,166	332,085
Net income	**830,046**	673,167	604,692	345,783
Basic earnings per share - continuing operations	**7.13**	5.35	4.49	2.82
Diluted earnings per share - continuing operations	**7.01**	5.28	4.43	2.79
Basic earnings per share	**7.13**	5.65	5.09	2.94
Diluted earnings per share	**$ 7.01**	$ 5.57	$ 5.02	$ 2.91
Average number of shares outstanding - Basic	**116,429**	119,211	118,795	117,708
Average number of shares outstanding - Diluted	**118,330**	120,884	120,449	119,006
Cash dividends per share	**$ 1.040**	$ .920	$ .780	$ .760
Net income as a percent of net sales	**7.7%**	7.2%	7.5%	5.0%
Return on average assets	**10.0%**	9.0%	9.3%	5.7%
Return on average equity	**18.5%**	17.8%	19.1%	12.6%
Book value per share	**$ 40.71**	$ 35.46	$ 28.14	$ 25.24
Working capital	**$ 1,460,930**	$ 1,457,873	$ 1,454,883	$ 1,260,036
Ratio of current assets to current liabilities	**1.8**	1.9	2.1	2.0
Plant and equipment, net	**$ 1,736,372**	$ 1,693,794	$ 1,581,348	$ 1,574,988
Total assets	**8,441,413**	8,173,432	6,860,703	6,194,701
Long-term debt	**1,089,916**	1,059,461	938,424	953,796
Shareholders' equity	**$ 4,711,665**	$ 4,241,203	$ 3,340,147	$ 2,982,454
Debt to debt-equity percent	**21.4%**	21.1%	22.5%	24.9%
Depreciation	**$ 245,058**	$ 245,681	$ 245,206	$ 239,106
Capital expenditures	**$ 237,827**	$ 198,113	$ 154,905	$ 138,291
Number of employees	**57,338**	57,073	50,019	47,433
Number of shares outstanding at year-end	**115,745**	119,611	118,689	118,168

NET SALES
Millions of Dollars


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
97
98
99
00
01
02
03
04
05
06
07

NET INCOME
Millions of Dollars


800
720
640
560
480
400
320
240
160
80
97
98
99
00
01
02
03
04
05
06
07

DILUTED EARNINGS PER SHARE
Dollars


7.00
6.30
5.60
4.90
4.20
3.50
2.80
2.10
1.40
.70
97
98
99
00
01
02
03
04
05
06
07

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2003	2002	2001	2000	1999	1998	1997
$ 6,222,452	$ 6,149,122	$ 5,979,604	$ 5,385,618	$ 4,986,696	$ 4,658,229	$ 4,113,339
5,165,523	5,116,570	4,728,156	4,186,850	3,897,266	3,576,198	3,175,246
687,455	686,485	679,963	575,906	550,681	532,134	475,180
	39,516					
81,249	82,484	95,775	59,183	63,697	52,787	46,659
97,246	87,886	187,391	193,955	167,193	180,762	150,828
189,362	130,150	340,792	368,232	310,501	319,551	274,039
196,272	130,150	340,792	368,232	310,501	319,551	274,039
1.63	1.13	2.98	3.34	2.85	2.88	2.46
1.62	1.12	2.96	3.31	2.83	2.85	2.44
1.69	1.13	2.98	3.34	2.85	2.88	2.46
$ 1.68	$ 1.12	$ 2.96	$ 3.31	$ 2.83	$ 2.85	$ 2.44
116,382	115,409	114,305	110,331	108,800	110,869	111,602
116,895	116,061	115,064	111,245	109,679	111,959	112,518
$ .740	$ .720	$ .700	$ .680	$ .640	$ .600	$ .506
3.2%	2.1%	5.7%	6.8%	6.2%	6.9%	6.7%
3.4%	2.3%	6.8%	8.8%	8.6%	9.8%	9.3%
7.7%	5.1%	14.1%	17.7%	17.6%	19.8%	18.7%
$ 21.63	$ 22.26	$ 21.99	$ 20.31	$ 17.03	$ 15.32	$ 13.87
$ 950,286	$ 875,781	$ 783,233	$ 966,810	$ 1,020,171	$ 791,305	$ 783,550
1.7	1.6	1.6	1.8	2.4	1.8	2.1
$ 1,641,532	$ 1,696,965	$ 1,548,688	$ 1,340,915	$ 1,200,869	$ 1,135,225	$ 1,020,743
5,938,209	5,752,583	5,337,661	4,646,299	3,705,888	3,524,821	2,998,946
966,332	1,088,883	857,078	701,762	724,757	512,943	432,885
$ 2,520,911	$ 2,583,516	$ 2,528,915	$ 2,309,458	$ 1,853,862	$ 1,683,450	$ 1,547,301
35.6%	36.8%	35.7%	31.0%	29.8%	31.6%	24.5%
$ 246,267	$ 231,235	$ 200,270	$ 167,356	$ 164,577	$ 153,633	$ 146,253
$ 156,342	$ 206,564	$ 334,748	$ 230,482	$ 230,122	$ 236,945	$ 189,201
46,787	48,176	46,302	43,895	38,928	39,873	34,927
116,526	116,051	114,989	113,707	108,846	109,873	111,527

TOTAL ASSETS
Millions of Dollars


8,000
7,200
6,400
5,600
4,800
4,000
3,200
2,400
1,600
800
97
98
99
00
01
02
03
04
05
06
07

LONG-TERM DEBT
Millions of Dollars


8,000
7,200
6,400
5,600
4,800
4,000
3,200
2,400
1,600
800
97
98
99
00
01
02
03
04
05
06
07

SHAREHOLDERS' EQUITY
Millions of Dollars


8,000
7,200
6,400
5,600
4,800
4,000
3,200
2,400
1,600
800
97
98
99
00
01
02
03
04
05
06
07

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Parker Hannifin Corporation:

In our opinion, the accompanying Consolidated Balance Sheets and the related Consolidated Statements of Income, Comprehensive Income and Cash Flows present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries (the "Company") at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 12 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded nine entities from its assessment of internal control over financial reporting as of June 30, 2007 because they were acquired by the Company in purchase business combinations during the year ended June 30, 2007. We have also excluded these nine entities from our audit of internal control over financial reporting. The excluded entities are wholly-owned subsidiaries whose total assets and total revenues represent 4.9% and 0.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2007.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cleveland, Ohio
August 16, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

We assessed the effectiveness of our internal control over financial reporting as of June 30, 2007. We have excluded nine entities from our evaluation of internal control over financial reporting as of June 30, 2007 because the entities were acquired in purchase business combinations during the year ended June 30, 2007. On a combined basis, the entities represent approximately 4.9% of total assets and 0.8% of total revenues as of and for the fiscal year ended June 30, 2007. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." We concluded that based on our assessment, the Company's internal control over financial reporting was effective as of June 30, 2007.

Donald E. Washkewicz Chairman, Chief Executive Officer and President	Timothy K. Pistell Executive Vice President – Finance and Administration and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

Forward-looking statements contained in this Annual Report and other written reports and oral statements are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, earnings projections, events or developments are forward-looking statements. It is possible that the Company's future performance and earnings projections of the Company may differ materially from current expectations, depending on economic conditions within both its industrial and aerospace markets, and the Company's ability to achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins and growth and innovation initiatives. A change in economic conditions in individual markets may have a particularly volatile effect on segment performance. Among other factors which may affect future performance are:

- Changes in business relationships with and purchases by or from major customers or suppliers, including delays or cancellations in shipments, or significant changes in financial condition,
- Uncertainties surrounding timing, successful completion or integration of acquisitions,
- Threats associated with and efforts to combat terrorism,
- Competitive market conditions and resulting effects on sales and pricing,
- Increases in raw material costs that cannot be recovered in product pricing,
- The Company's ability to manage costs related to insurance and employee retirement and health care benefits, and
- Global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as inflation, interest rates and credit availability.

The Company undertakes no obligation to update or publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Annual Report.

BOARD OF DIRECTORS

Chairman of the Board

DONALD E. WASHKEWICZ
Chairman, Chief Executive Officer and President
Parker Hannifin Corporation
Age: 57, Director since 2000
Chairman since 2004

Directors

LINDA S. HARTY 1, 4
Executive Vice President - Finance and
Chief Financial Officer - Healthcare Supply
Chain Services
Cardinal Health, Inc.
(healthcare products and services)
Age: 46, Director since 2007

WILLIAM E. KASSLING 1, 3
Chairman of the Board
Wabtec Corporation
(services for the rail industry)
Age: 63, Director since 2001

ROBERT J. KOHLHEPP 1, 4
Vice Chairman
Cintas Corporation
(uniform rental)
Age: 63, Director since 2002

GIULIO MAZZALUPI 1, 4
Former President, Chief Executive Officer
and Director (Retired)
Atlas Copco AB
(industrial manufacturing)
Age: 66, Director since 1999

KLAUS-PETER MÜLLER 3, 4
Chairman of the Board of Managing Directors
Commerzbank AG
(international banking)
Age: 63, Director since 1998

CANDY M. OBOURN 2, 3
Chief Executive Officer and President
Active Healthcare
(women's healthcare products)
Age: 57, Director since 2002

JOSEPH M. SCAMINACE 2, 3
Chief Executive Officer, President, and Director
OM Group, Inc.
(metal-based specialty chemicals)
Age: 54, Director since 2004

WOLFGANG R. SCHMITT 1, 2
Chief Executive Officer
Trends 2 Innovation
(strategic growth consultants)
Age: 63, Director since 1992

MARKOS I. TAMBAKERAS 2, 4
Former Chairman of the Board (retired)
Kennametal, Inc.
(global tooling solutions supplier)
Age: 57, Director since 2005

Committees of the Board

(1) AUDIT
Chairman: R. J. Kohlhepp

(2) HUMAN RESOURCES AND COMPENSATION
Chairman: W. R. Schmitt

(3) CORPORATE GOVERNANCE AND NOMINATING
Chairman: W. E. Kassling

(4) FINANCE
Chairman: K. P. Müller

Parker Hannifin's Board of Directors (from l to r): Candy Obourn, Wolfgang Schmitt, William Kassling, Joseph Scaminace, Klaus-Peter Müller, Don Washkewicz, Giulio Mazzalupi, Robert Kohlhepp, Linda Harty, Markos Tambakeras



WITH APPRECIATION

The Board of Directors and Management of Parker Hannifin gratefully acknowledge the dedicated service of three board members who retired this year.



DUANE E. COLLINS, retired Chairman and Chief Executive Officer, provided 45 years of service to Parker Hannifin. He held 15 positions of increasing responsibility at Parker Hannifin starting out as a division sales engineer, and progressing to general manager, group president, president of the international sector, company president and chief executive officer, and finally, chairman of the board. Mr. Collins was instrumental in Parker Hannifin's global growth, internal business group architecture, global IT infrastructure, commitment to customer service, and the construction of new headquarters in the U.S. and the U.K.



NICKOLAS W. VANDE STEEG, retired President and Chief Operating Officer, served much of his 35-year career within Parker Hannifin's seal business. As the seal group president, Mr. Vande Steeg improved the group's sales by more than 600 percent over 15 years. As a corporate officer, Mr. Vande Steeg enhanced Win Strategy execution and deployment, improving company performance and operational excellence worldwide at Parker Hannifin.



DR. PETER W. LIKINS, retired University of Arizona President, served on Parker Hannifin's Board of Directors for 16 years. Dr. Likins provided valuable counsel for Parker Hannifin on management development and compensation matters during a time of important succession planning.

CORPORATE MANAGEMENT

DONALD E. WASHKEWICZ
Chairman, Chief Executive Officer and President
Age: 57, Years of Parker service: 35

JOHN D. MYSLENSKI
Executive Vice President –
Sales, Marketing and
Operations Support
Age: 56, Years of Parker service: 34

TIMOTHY K. PISTELL
Executive Vice President –
Finance and Administration
and Chief Financial Officer
Age: 60, Years of Parker service: 38

LEE C. BANKS
Senior Vice President and Operating Officer
Age: 44, Years of Parker service: 15

ROBERT P. BARKER
Senior Vice President, Operating Officer
and President – Aerospace Group
Age: 57, Years of Parker service: 34

THOMAS L. WILLIAMS
Senior Vice President and Operating Officer
Age: 48, Years of Parker service: 4

DANIEL S. SERBIN
Vice President –
Human Resources
Age: 53, Years of Parker service: 27

ROBERT W. BOND
Vice President and President –
Fluid Connectors Group
Age: 50, Years of Parker service: 30

JEFFERY A. CULLMAN
Vice President and President –
Hydraulics Group
Age: 49, Years of Parker service: 29

JOHN G. DEDINSKY, JR.
Vice President –
Global Supply Chain and Procurement
Age: 50, Years of Parker service: 28

DANA A. DENNIS
Vice President and Controller
Age: 59, Years of Parker service: 28

HEINZ DROXNER
Vice President and President –
Seal Group
Age: 62, Years of Parker service: 34

WILLIAM G. ELINE
Vice President –
Chief Information Officer
Age: 51, Years of Parker service: 28

JOHN R. GRECO
Vice President and President –
Instrumentation Group
Age: 53, Years of Parker service: 31

THOMAS F. HEALY
Vice President and President –
Climate & Industrial Controls Group
Age: 47, Years of Parker service: 24

WILLIAM R. HOELTING
Vice President – Tax
Age: 50, Years of Parker service: 16

PAMELA J. HUGGINS
Vice President and Treasurer
Age: 53, Years of Parker service: 23

MARWAN M. KASHKOUSH
Vice President –
Worldwide Sales and Marketing
Age: 53, Years of Parker service: 29

A. RICARDO MACHADO
Vice President and President –
Latin America Group
Age: 59, Years of Parker service: 14

M. CRAIG MAXWELL
Vice President –
Technology and Innovation
Age: 49, Years of Parker service: 11

JOHN K. OELSLAGER
Vice President and President –
Filtration Group
Age: 64, Years of Parker service: 40

THOMAS A. PIRAINO, JR.
Vice President, General Counsel
and Secretary
Age: 58, Years of Parker service: 25

ROGER S. SHERRARD
Vice President and President –
Automation Group
Age: 41, Years of Parker service: 18

JOSEPH J. VICIC
Vice President and President –
Asia Pacific Group
Age: 62, Years of Parker service: 40

CORPORATE INFORMATION

Ethical Conduct

Observing high ethical standards has contributed to Parker Hannifin's reputation for excellence. Parker Hannifin's Code of Ethics requires compliance with all relevant laws, while acting with honesty, fairness and integrity. Parker Hannifin is committed to meeting its ethical obligations to customers and suppliers, fellow employees, shareholders and the public.

Equal Opportunity

Parker Hannifin is an affirmative action/equal opportunity employer that extends its commitment beyond equal opportunity and nondiscriminatory practices to take positive steps to create an inclusive, and empowered employee environment.

It is the policy of Parker Hannifin to provide all employees with a working environment free from all forms of discrimination and harassment. Further, Parker Hannifin will not tolerate discrimination or harassment against any person for any reason.

Parker Hannifin's policy is to make all employment decisions on the basis of an individual's job related qualifications, abilities, and performance – not on the basis of personal characteristics unrelated to successful job performance.

Annual Meeting

The 2007 Annual Meeting of Shareholders will be held on Wednesday, October 24, 2007, at Parker Hannifin Corporate Headquarters, 6035 Parkland Blvd., Cleveland, Ohio 44124-4141, at 9:00 a.m. Eastern Daylight Time. Telephone 216 896 2704.

Form 10-K

Shareholders may request a free copy of Parker Hannifin's Annual Report to the Securities and Exchange Commission on Form 10-K by writing to the Secretary, Parker Hannifin Corporation, 6035 Parkland Blvd., Cleveland, Ohio 44124-4141.

Certifications

Parker Hannifin has included as Exhibit 31 to its Annual Report on Form 10-K, as amended, for fiscal year 2007 filed with the Securities and Exchange Commission certificates of its Chief Executive Officer and Chief Financial Officer certifying the quality of Parker Hannifin's public disclosure. Parker Hannifin has also submitted to the New York Stock Exchange (NYSE) a certificate of its Chief Executive Officer certifying that he was not aware of any violation by Parker Hannifin of NYSE corporate governance listing standards as of the date of the certification.

Transfer Agent & Registrar

National City Bank
Department 5352, Shareholder Services Operations
P.O. Box 92301
Cleveland, Ohio 44101-4301
Telephone 800 622 6757

shareholder.inquiries@nationalcity.com
www.nationalcity.com/shareholderservices

Dividend Reinvestment Plan

Parker Hannifin provides a Dividend Reinvestment Plan for its shareholders. Under the Plan, Parker Hannifin pays all bank service charges and brokerage commissions. Supplemental cash payments are also an option. For information, contact:

National City Bank
Shareholder Services Administration
P.O. Box 94946
Cleveland, Ohio 44101-4946
Telephone 800 622 6757

shareholder.inquiries@nationalcity.com
www.nationalcity.com/shareholderservices

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, Cleveland, Ohio, for fiscal year ended June 30, 2007
Deloitte & Touche, LLP, Cleveland, Ohio, for fiscal year ending June 30, 2008

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Parker Hannifin Corporation, The S&P 500 Index and The S&P Industrial Machinery Index



$250
200
150
100
50
6/02
6/03
6/04
6/05
6/06
6/07
Parker Hannifin Corporation
S&P 500
S&P Industrial Machinery

*$100 invested on 6/30/02 in stock or index-including reinvestments of dividends. Fiscal year ending June 30.



PARKER MANAGEMENT COMMITTEE: **Dan Serbin**, Vice President - Human Resources; **Tom Williams**, Senior Vice President and Operating Officer; **Jack Myslenski**, Executive Vice President - Sales, Marketing and Operations Support; **Don Washkewicz**, Chairman of the Board, Chief Executive Officer and President; **Tim Pistell**, Executive Vice President - Finance and Administration and Chief Financial Officer; **Lee Banks**, Senior Vice President and Operating Officer; **Bob Barker**, Senior Vice President and Operating Officer and Aerospace Group President.



GROUP PRESIDENTS & OFFICERS: **Bob Bond**, Fluid Connectors; **Jeff Cullman**, Hydraulics; **Heinz Droxner**, Seal; **John Greco**, Instrumentation; **Tom Healy**, Climate & Industrial Controls; **Ricardo Machado**, Latin America; **John Oelslager**, Filtration; **Roger Sherrard**, Automation; **Joe Vicic**, Asia Pacific.



CORPORATE OFFICERS: **John Dedinsky**, Vice President - Global Supply Chain & Procurement; **Dana Dennis**, Vice President & Controller; **Bill Eline**, Vice President - Chief Information Officer; **Bill Hoelting**, Vice President - Tax; **Pam Huggins**, Vice President & Treasurer; **Marwan Kashkoush**, Vice President - Worldwide Sales & Marketing; **Craig Maxwell**, Vice President - Technology & Innovation; **Tom Piraino**, Vice President, General Counsel & Secretary.

Parker

Parker Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
216 896 3000

Product Information & Distributor Locations
North America:
1-800-C-PARKER (1 800 272 7537)
Europe:
00800-C-PARKER-H (0800 2727 5374)

Stock Information

PH
LISTED
NYSE.

New York Stock Exchange, ticker symbol: PH
On the Internet at: www.phstock.com

Worldwide Capabilities
Parker Hannifin is the world's leading diversified manufacturer of motion and control technologies and systems. The company's engineering expertise spans the core motion technologies - electromechanical, hydraulic and pneumatic - with a full complement of fluid handling, filtration, sealing and shielding, climate control, process control and aerospace technologies. The company partners with its customers to increase their productivity and profitability.

See our capabilities online at: www.parker.com

Investor Contact
Pamela J. Huggins, Vice President & Treasurer
216 896 2240
phuggins@parker.com

Media Contact
Christopher M. Farage, Vice President - Corporate Communications
216 896 2750
cfarage@parker.com

Career Opportunities
Search for job openings and apply online at:
www.parker.com/careers



Parker Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
216 896 3000

Parker

END

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